UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In the event of any inconsistencies between this document and the corresponding text of the original French document (Actualisation du Document de Référence), the text of the original French document shall govern.

A French société anonyme with a Board of Directors and

a share capital of EUR 140,705,809.00

Registered office: 148/152, route de la Reine, 92100 Boulogne-Billancourt

Nanterre Trade and Company Registry Number 542 019 096

UPDATE OF ALCATEL LUCENT REFERENCE DOCUMENT 2013

GENERAL COMMENTS

In this Update, unless otherwise indicated, the term Company means Alcatel Lucent, a French société anonyme with its registered office located, following the decision of the Company’s board of directors to transfer the registered office dated February 5, 2014, which has been ratified by the general shareholders’ meeting on May 28, 2014, at 148/152, route de la Reine, 92100 Boulogne-Billancourt, registered with the Nanterre Trade and Companies Register under number 542 019 096. The term Group means the Company and all its consolidated subsidiaries.

This Update contains forward-looking information about the outlooks and perspectives of the Company and the Group. These indications may be identified by the use of the future or conditional tense and by words such as “think”, “target”, “expect”, “intend”, “should”, “aim to”, “consider”, “believe”, “wish”, “could”, etc. Such information is based on data, assumptions and estimates considered themselves by the Company as able to have an impact on its activity, presently or in the future. They may change or be revised due to uncertainty related among other things to contingencies inherent in all business activities and in the economic (in particular, companies and customers expenditures), financial (in particular debt and capital market conditions), competitive and regulatory environment. In addition, the materialization of some of the risks described in chapter 3 of the Reference Document and chapter 4 of this Update, and in particular the risks relating to the completion of the Shift Plan, could have an material adverse effect on the Company’s activities and its ability to achieve its objectives. In addition, the achievement of such objectives implies the success of the Shift Plan presented in section 6.8 of the Reference Document. The Company gives no undertaking or warranty as to its achievement of the objectives set out in this document.

Investors are invited to consider carefully all of the risk factors described in chapter 3 of the Reference Document and chapter 4 of this Update before taking an investment decision. The materialization of all or some of those risks is likely to have an material adverse effect on the activities, position and financial results of the Company and the Group or on their objectives or on the value of the Company’s securities.

1.	PERSON RESPONSIBLE

1.1.	Person responsible for this Update

Michel Combes

Chief Executive Officer

1.2.	Certificate by the person responsible for this Update

“I hereby certify that, having taken all reasonable care to ensure that such is the case, the information contained in this update of the 2013 reference document, to the best of my knowledge, conforms to the facts and contains no omission likely to affect the fairness of the presentation.

[INTENTIONALLY OMITTED]”

On June 2, 2014

Michel Combes

Chief Executive Officer

2.	BUSINESS

2.1.	Business details and highlights

This section of the Update sets out (i) all press releases issued by the Company since the filing date of the Reference Document that could have an impact on the description of the Company given in the Reference Document, and (ii) the update of some activity details mentioned in these press releases.

These press releases are included as Appendix 1 to this Update.

2.1.1.	Press release dated May 9, 2014

On May 9, 2014, the Company published a press release regarding its first-quarter 2014 results.

2.1.2.	Press release dated May 22, 2014

On May 22, 2014, the Company published a press release regarding the opening of exclusive negotiations between Thales and the Company for the signing of a strategic partnership in Cybersecurity and Communications Security:

•	Contemplated agreement would see Thales acquire the Company’s Cybersecurity Services and Communications Security activities;

•	Thales would commit to providing services to the Company for its customers’ needs;

•	the Company will continue to develop advanced security features in its portfolio of IP and ultra-broadband access products;

•	finally, with this strategic partnership, the Company strengthens its commercial offering in the field of secured networks.

2.2.	Information on litigations

A description of the significant events relating to litigations which have occurred since the filing date of the Reference Document are set out in note 17 of the Interim Statements at March 31, 2014 (as defined in section 3.1 below), included as Appendix 2 to this Update.

With the exception of the investigations by government authorities and the litigations described in the Reference Document and this Update, and the analysis of their potential impacts which are also set out in this Update, as of the date hereof, the Company is not aware of any judicial or governmental proceedings, nor of any arbitration (even suspended or of which the Company would be threatened) relating to the Company or a Group company which may have, or would have had over the last twelve months significant impacts on the financial situation or the profitability of the Company or the whole Group.

3.	FINANCIAL INFORMATION

3.1.	Key figures of the Group

The key figures of the Group for the first-quarter 2014 are set out in the unaudited interim condensed consolidated financial statements at March 31, 2014 (the Interim Statements at March 31, 2014), which are attached as Appendix 2 to this Update.

Unless indicated otherwise, the information contained in the Interim Statements at March 31, 2014 have been provided at constant perimeter and the Enterprise business has been accounted for as a “discontinued operation” in the first-quarter 2014.

3.2.	Financial information

3.2.1.	Results of the first-quarter 2014

On May 9, 2014, the Company published a press release regarding its first-quarter 2014 results.

3.2.2.	Reimbursement of bonds maturing in April 2014 and repurchases of bonds maturing in January 2016

On April 7, 2014, the Company fully reimbursed its matured 6.375% senior notes issued by Alcatel Lucent, for an amount of €274 million.

The Company also repurchased part of its 8.50% senior notes issued by Alcatel Lucent and maturing on January 15, 2016, on April 10, 2014 for an amount of €4.9 million, on May 23, 2014 for an amount of €8.5 million, on May 26, 2014 for an amount of €5 million and on May 28, 2014 for an amount of €1 million, i.e. for a global repurchase amount of €19.4 million.

3.3.	Information on the transfers and transfer projects

On February 6, 2014, the Company announced that it had received a binding offer from China Huaxin, a technology investment company, for the acquisition of 85% of Alcatel-Lucent Enterprise. The proposed transaction was submitted to the workers council of Alcatel-Lucent Enterprise in the context of an information and consultation procedure, which is now completed. Closing of this transaction is subject to certain other conditions, including the approval of certain regulatory authorities, and is targeted to take place in the third quarter of 2014.

On March 31, 2014, the Company completed the disposal of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant, for a cash selling price of US$104 million (€76 million). The price of US$104 million may be increased by a variable component of up to US$96 million, which will be determined based on the LGS’s results of operations for the 2014 fiscal year.

A description of the transactions referred to above and ongoing transfer projects as of March 31, 2014 is set out in notes 3 and 9 of the Interim Statements at March 31 2014 which is attached as Appendix 2 to this Update.

3.4.	Information on outlook

The Company confirms its outlook and the objectives resulting from the Shift Plan set out in section 6.8 of the Reference Document, it being specified that the sale of LGS and the sale to come of the Enterprise business both lead to the below adjustments.

On March 31, 2014, the Group published its results with the Enterprise business accounted for as a “discontinued operation”. In addition, on March 31, 2014, the Group completed the sale of LGS; therefore, LGS is no longer a consolidated company from April 1, 2014. As a result, this segment Other, which consists of these two activities, is likely to disappear.

The target of €1 billion of fixed cost savings in 2015, in comparison with 2012, remains at the same level (approximately €50 million of savings were attributable to the Enterprise business and to LGS).

The target of increasing the contribution of cash flow per segment from the Access and Other segments by more than €250 million in 2015 (approximately €50 million of savings were attributable to the Enterprise business and to LGS) is mechanically adjusted at €200 million for the segment Access.

3.5.	Statement of indebtedness (debt and convertible debt) of the Group at March 31, 2014

For information purposes, the tables below set out the balance and maturity of the indebtedness (debt and convertible debt) of the Group at March 31, 2014. A detailed description of the Company’s financial debt at March 31, 2014 is set out in note 12 of the Interim Statements at March 31, 2014 which are attached as Appendix 2 to this Update. The items relating to contributions associated with retirement plans are provided in note 15 of the Interim Statements at March 31, 2014.

(In million Euros)	March 31, 2014
Marketable securities – short term, net	1,800
Cash and cash equivalents	3,523
Cash, cash equivalents and marketable securities	5,323
(Bonds and credit facilities – long-term portion) (1)	(4,717)
(Other long-term debt)	(195)
(Current portion of long-term debt and short-term debt) (2)	(556)
of which (Bonds and credit facilities – short-term portion) (2)	(286)
of which (current portion of other long-term debt and short-term debt)	(270)
(Financial debt, gross)	(5,468)
Derivative interest rate instruments – other current and non-current assets	11
Derivative interest rate instruments – other current and non-current liabilities	(19)
Loan to joint venturer – financial asset (loan to co-venturer)	5
Cash (financial debt), net before FX derivatives and CSA impacts	(148)
Derivative FX instruments on financial debt – other current and non-current assets (3)	8
Derivative FX instruments on financial debt – other current and non-current liabilities (3)	(35)
Net amount paid / (received) in respect of credit support arrangements (CSA) for derivative instruments – other current assets / liabilities	18
Cash (financial debt), net – excluding discontinued activities	(157)
Cash (financial debt), net – assets held for sale	(3)
Cash (financial debt), net – including discontinued activities	(160)

(1)	Including €19.4 million of partial early repurchases implemented in April and May 2014 of the 8.50% senior notes issued by Alcatel Lucent and maturing on January 15, 2016.
(2)	Including €274 million of fully reimbursement at maturity, on April 7, 2014, of the 6.375% senior notes issued by Alcatel Lucent.
(3)	FX derivatives are FX swaps (primarily US$/€) relating to intragroup loans

(In million Euros)	March 31, 2014	December 31, 2013	March 31, 2013
Current portion of bonds and credit facilities (1)	286	964	609
Current portion of other long-term debt and short-term debt	270	276	170
Financial debt due within one year	556	1,240	779
Of which: within 3 months (1)	475	791	720
from 3 to 6 months	46	406	30
from 6 to 9 months	18	22	15
from 9 to 12 months	17	21	14
From April 1, 2014 to December 31, 2014	—	—	625
2015	—	114	1,046
From April 1, 2015 to December 31, 2015	96	—	—
2016 (2)	528	515	882
2017	482	494	696
2018	535	515	—
2019 and beyond	3,271	3,284	2,666
Financial debt due after one year	4,912	4,922	5,915

Total	5,468	6,162	6,694

(1)	Including €274 million of fully reimbursement at maturity, on April 7, 2014, of the 6.375% senior notes issued by Alcatel Lucent.
(2)	Including €19.4 million of partial early repurchases implemented in April and May 2014 of the 8.50% senior notes issued by Alcatel Lucent and maturing on January 15, 2016.

3.6.	Authorizations related to the capital

Financial authorizations and specific authorizations in favor of employees and executive directors which are set out in section 10.5.2 “Main Resolutions to be presented at the 2014 Shareholders’ Meeting” of the Reference Document (Summary of authorizations to be proposed at the 2014 Shareholders’ Meeting – p. 248 of the Reference Document) were approved by the Shareholders’ Meeting of the Company on May 28, 2014.

4.	RISK FACTORS

This section of the Update sets out an update of the risk factors of the Company described in the Reference Document.

4.1.	Main clients

The Company’s ten largest customers accounted for 56% of its revenues for the first quarter of 2014 (among which Verizon, AT&T and Sprint represented 17%, 14% and 8% of its revenues, respectively) and most of its revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers could significantly reduce the Company’s revenues, profitability and cash flow.

The Company’s ten largest customers accounted for 56% of its revenues for the first quarter of 2014 (among which Verizon, AT&T and Sprint represented 17%, 14% and 8% of its revenues, respectively). As service providers increase in size, it is possible that an even greater portion of the Company’s revenues will be attributable to a smaller number of large services providers going forward. The Company’s existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from the Company and usually have the right to reduce, delay or even cancel previous orders, which could impact revenues from one reporting period to the next. The Company, therefore, has difficulty projecting future revenues from existing customers with certainty. Although historically the Company’s customers have not made sudden supplier changes, they could vary their purchases from period to period, even significantly. Combined with the Company’s reliance on a small number of large customers, this could have an adverse effect on the Company’s revenues, profitability and cash flow. In addition, the Company’s concentration of business in the telecommunications service provider industry makes the Company extremely vulnerable to a downturn or delays in spending in that industry.

5.	CORPORATE GOVERNANCE

5.1.	Composition of the Company’s Board of Directors

The Company’s Shareholders’ Meeting, held on May 28, 2014, (i) renewed the terms of office of Mrs Kim Crawford Goodman and Mr. Jean-Cyril Spinetta, both as independent directors, for three years until the end of the Annual Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ending on December 31, 2016 and (ii) appointed Mrs Véronique Morali and Mr. Francesco Caio as directors, for three years until the end of the Annual Shareholders’ Meeting that will be called to approve the financial statements for the fiscal year ending on December 31, 2016, in replacement of Lady Sylvia Jay and Mr. Daniel Bernard, who decided not to seek the renewal of their terms of office as directors.

The composition of the Company’s Board of Directors remains unchanged with respect to the other members, for each of whom the term of office as director has not yet expired.

6.	INFORMATION ON THE SHARE CAPITAL

6.1.	Crossing of thresholds

The table below describes crossing of both legal thresholds and thresholds set forth in the Company’s by-laws by certain shareholders until the date of this Update, based on the information brought to the knowledge of the Company.

Declaring company	Date on which the threshold was crossed	Trend	% share capital	% voting rights

The Capital Group Companies, Inc.	04/09/2014	h	10.09	9.93

The Capital Group Companies, Inc.	04/17/2014	h	10.31	10.14

6.2.	Company’s shareholding structure at March 31, 2014

The table below describes the breakdown of share capital and voting rights of the Company at March 31, 2014 based on the information brought to the knowledge of the Company.

Shareholders	Capital on the basis of outstanding shares at 03.31.2014			THEORETICAL voting rights on the basis of outstanding shares at 03.31.2014 (4)		Voting rights EXERCISABLE AT SHAREHOLDERS’ MEETING on the basis of outstanding shares at 03.31.2014 (5)
	Shares	% of capital	Double voting rights	Total number of votes	% of votes	Total number of votes	% of votes
The Capital Group Companies, Inc. (1) (2)	280 867 285	9.97%	—	280 867 285	9.81%	280 867 285	9.99%
Blackrock Inc. (1)	145 789 330	5.18%	—	145 789 330	5.09%	145 789 330	5.19%
Caisse des Dépôts et Consignations (1) (3)	91 830 871	3.26%	8 243 622	100 074 493	3.50%	100 074 493	3.56%
Crédit Suisse Group AG (1)	58 070 788	2.06%	—	58 070 788	2.03%	58 070 788	2.07%
Och-Ziff Management Group, Ltd (1)	45 000 000	1.60%	—	45 000 000	1.57%	45 000 000	1.60%
UBS Investment Bank, Wealth Management and Corporate Centre (1)	38 530 675	1.37%	—	38 530 675	1.35%	38 530 675	1.37%
FCP 2AL (1)	34 986 981	1.24%	33 731 946	68 718 927	2.40%	68 718 927	2.44%
Other institutional investors in France (6) (8)	113 125 900	4.02%	—	113 125 900	3.95%	113 125 900	4.02%
Treasury stock held by Alcatel Lucent (7)	19 204 466	0.68%	—	19 204 466	0.67%	—	—
Treasury stock held by subsidiaries (7)	32 682 287	1.16%	—	32 682 287	1.14%	—	—
Public	1 955 679 758	69.45%	4 807 248	1 960 487 006	68.49%	1 960 487 006	69.75%

Total	2 815 768 341	100.00%	46 782 816	2 862 551 157	100.00%	2 810 664 404	100.00%

(1)	Source: shareholders’ declarations.
(2)	These figures as at March 31, 2014 does not take into account the crossing of threshold declaration dated April 22, 2014, according to which The Capital Group Companies, Inc. declared having crossed upward, on April 17, 2014, the 10% threshold of voting rights of the Company.
(3)	Including the shares held by Bpifrance Participations (previously FSI).
(4)	The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.
(5)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.
(6)	Other institutional investors in France holding, individually, more than 0.50% of the share capital.
(7)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.
(8)	Source: Alcatel Lucent (update as of March 31, 2014 of the TPI as of December 31, 2013).

CONCORDANCE TABLE

				Reference Document		Update
				Section No.	Name of Section	Section No.	Name of Section

1	Persons responsible

	1.1	Name and function of the persons responsible		11.3.1	Person responsible for the Reference Document	1.1	Person responsible for the Update of the Reference Document

	1.2	Declaration of the persons responsible		11.3.2	Statement of the person responsible for the Reference Document containing an annual financial report	1.2	Certificate by the person responsible for the Update of the Reference Document
2	Statutory auditors

	2.1	Name and address of the statutory auditors		11.1	Mandate of the statutory auditors	n.a.

	2.2	Resignation of the statutory auditors		n.a.		n.a.
3	Selected financial information

	3.1	Historical financial information		1	Selected financial data	Appendix 2	Interim Statements at March 31, 2014

	3.2	Financial information for interim periods		n.a.		3	Financial Information
						Appendix 2	Interim Statements at March 31, 2014
4	Risk Factors			3	Risk factors	4	Risk factors
				12.1	Note 30 Consolidated financial statements

5	Information about the issuer

	5.1	History and development of the issuer		4.2	History and development	n.a.

		5.1.1	Legal and commercial name of the issuer	10.1.1	Legal information	n.a.

		5.1.2	Place of registration of the issuer and its registration number	10.1.1	Legal information	n.a.

		5.1.3	The date of incorporation and the length of life of the issuer	10.1.1	Legal information	n.a.

				Reference Document		Update
				Section No.	Name of Section	Section No.	Name of Section

		5.1.4	The domicile and legal form of the issuer, the legislation under which the issuer operates, its country of incorporation and the address and telephone, number of its registered office	10.1.1	Legal information	n.a.

		5.1.5	The important events in the development of the issuer’s business	4.2	History and development of the Group	n.a.

	5.2	Investments		4.2	History and development of the Group	Appendix 2	Interim Statements at March 31, 2014

		5.2.1	Principal realized investments	4.2	History and development of the Group	Appendix 2	Interim Statements at March 31, 2014

		5.2.2	Principal investments in progress	4.2	History and development of the Group	Appendix 2	Interim Statements at March 31, 2014

		5.2.3	Principal future investments	n.a.		n.a.
6	Business overview					2	Business

	6.1	Principal activities		2	Activity overview	n.a.
				5.1	Business organization	2.1	Business details and highlights
				5.2	Core Networking Segment
				5.3	Access Segment
				5.4	Other Segment

		6.1.1	Nature of the issuers operations and of its principal activities	5	Description of the Group’s activities	2	Business

		6.1.2	New products	5	Description of the Group’s activities	n.a.

	6.2	Principal markets		12.1	Note 5 Consolidated financial statements	n.a.

	6.3	Exceptional events		4.5	Material contracts	2	Business
	6.4	Extent to which the issuer is dependent, on patents or licenses or contracts		3.1	Risks relating to the business	2.2	Information on litigations
				3.2	Legal risks
				5.8	Intellectual property

	6.5	Competitive position		5.6	Competition	n.a.

				Reference Document		Update
				Section No.	Name of Section	Section No.	Name of Section

7	Organisational structure

	7.1	Brief description of the Group		4.3	Structure of the main consolidated companies as at December 31, 2013	n.a.

	7.2	List of the issuer’s significant subsidiaries		12.1	Note 38 Consolidated financial statements	n.a.
8	Property, plants and equipment

	8.1	Material tangible fixed assets		4.4	Real estate and equipment	n.a.

	8.2	Environmental issues		9.2	Environment	n.a.
9	Operating and financial review					3	Financial information

	9.1	Financial condition		6	Operating and financial review and prospects	3.2	Financial information
						Appendix 2	Interim Statements at March 31, 2014

	9.2	Operating results		6	Operating and financial review and prospects	3.2	Financial information
						Appendix 2	Interim Statements at March 31, 2014

		9.2.1	Significant factors affecting the issuer’s income from operations	3.1	Risks relating to the business	4	Risk factors
						Appendix 2	Interim Statements at March 31, 2014

		9.2.2	Reasons for important changes in net sales revenues	6.2	Consolidated results of operations for the year ended 31 December 2013	3	Financial information
						Appendix 2	Interim Statements at March 31, 2014

		9.2.3	Policies or factors that have affected, directly or indirectly, the issuers operations	5.1	Business organization	2.1	Business details and highlights

			Reference Document		Update
			Section No.	Name of Section	Section No.	Name of Section

10	Capital recourses

	10.1	Issuer’s capital	12.1	Note 24 Consolidated financial statements	Appendix 2	Interim Statements at March 31, 2014

	10.2	Source and amounts of the cash flows	12.1	Note 32 Consolidated financial statements	Appendix 2	Interim Statements at March 31, 2014

	10.3	Borrowing requirements and funding structure	12.1	Note 27 Consolidated financial statements	3.2	Financial information
					3.5	Statement of indebtedness (debt and convertible debt) of the Group as at March 31, 2014
					Appendix 2	Interim Statements at March 31, 2014

	10.4	Restrictions on the use of capital recourses	6.6	Liquidity and capital resources	3.2	Financial information
					3.5	Statement of indebtedness (debt and convertible debt) of the Group as at March 31, 2014
					Appendix 2	Interim Statements at March 31, 2014

	10.5	Information regarding the sources of fund	6.6	Liquidity and capital resources	3	Financial information
11	Research and development, patents and licenses		5.7	Technology, research and development	n.a.

			5.8	Intellectual property	n.a.

			6.11	Research and development – expenditures	n.a.

12	Trend information

	12.1	Significant trends that have affected the production, sales and inventory, the costs and the selling prices since the end of the last financial year	6.8	Strategies and Outlook by 2015	n.a.

	12.2	Known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the issuer’s prospects for at least the current financial year	6.8	Strategies and Outlook by 2015	n.a.

			Reference Document		Update
			Section No.	Name of Section	Section No.	Name of Section

13	Profit forecasts or estimates				3.4	Information on outlooks

	13.1	Statement setting out the principal assumptions upon which the issuer has based its forecast, or estimate	6.8	Strategies and Outlook by 2015	3.4	Information on outlooks

	13.2	Report prepared by the independent accountant auditors	n.a.		n.a.

	13.3	Preparation of profit forecast or estimate	n.a.		n.a.

	13.4	Statement setting out whether or not the forecast published in the prospectus is still correct	n.a.		n.a.
14	Administrative, management, and supervisory bodies and senior management				5	Corporate governance

	14.1	Information about the members of the administrative bodies and of the management	7.1.1	Management bodies of the company	5.1	Composition of the Company’s Board of Directors

	14.2	Administrative, management and supervisory bodies and senior management conflicts of interests	7.1.2	Principles of organization of our company’s management	n.a.
15	Remuneration and benefits

	15.1	Remuneration paid and benefits in kind	8.1	Long-term compensation mechanisms	n.a.
			8.2	Status of the executive directors and officers

	15.2	The total amount set aside or accrued to provide pension, retirement similar benefits	8.2	Status of the executive directors and officers	n.a.
			12.1	Note 26: Consolidated financial statements

			Reference Document		Update
			Section No.	Name of Section	Section No.	Name of Section

16	Board practices				5	Corporate Governance

	16.1	Date of expiration of the current term of office	7.1.1	Management bodies of the company	5.1	Composition of the Company’s Board of Directors

	16.2	Members of the administrative, management or supervisory bodies’ service contracts with the issuer or any of its subsidiaries	7.1.1	Management bodies of the company	n.a.

	16.3	Information about the audit committee	7.1.1.2	The Committees of the Board of Directors	n.a.

			7.1.4	Powers and activity of the Board of Directors	n.a.

	16.4	Statement as whether or not the issuer complies with its applicable corporate governance regime(s)	7.1	Chairman’s corporate governance report	n.a.
17	Employees

	17.1	Number and allocation of employees	9.3.1	Employment	n.a.

	17.2	Shareholdings and stock options	8.1	Compensation and long-term incentives	n.a.

			12.1	Note 24 Consolidated financial statements

	17.3	Arrangement for involving the employees in the capital of the issuer	8.1.8	Collective profit-sharing agreement and Collective Pension Savings Plan (PERCO)	n.a.
18	Major shareholders

	18.1	Major shareholders	10.3	Breakdown of capital and voting rights	6.2	Company’s shareholding structure at March 31, 2014

	18.2	Allocation of the voting rights	10.3	Breakdown of capital and voting rights	6.2	Company’s shareholding structure at March 31, 2014

	18.3	Shareholders’ control	10.3	Breakdown of capital and voting rights	6.2	Company’s shareholding structure at March 31, 2014

	18.4	Shareholders’ agreement	10.3	Breakdown of capital and voting rights	n.a.

				Reference Document		Update
				Section No.	Name of Section	Section No.	Name of Section

19	Related party transactions			7.2	Regulated agreements	n.a.
				12.1	Note 33 Consolidated financial statements

20	Financial information concerning the issuers’ assets and liabilities, financial position and profits and losses

	20.1	Historical financial information		1.2	Condensed consolidated income statement and statement of financial position data	Appendix 2	Interim Statements at March 31, 2014
				12.1	Consolidated financial statements of Alcatel-Lucent Group
				13.1	Annual accounts

	20.2	Pro forma financial information		1.3	Reported results and adjusted results	n.a.

	20.3	Financial statements		12.1	Consolidated financial statements of Alcatel-Lucent Group	3.1	Key figures of Alcatel-Lucent Group
				13.1	Annual accounts	Appendix 2	Interim Statements at March 31, 2014

	20.4	Auditing of historical annual financial information		12.2	Report of independent registered public accounting firms	n.a.

		20.4.1	Statement that the historical financial information has been audited	13.3	Statutory auditors’ report on the annual financial statements	n.a.

		20.4.2	Indication of other information which has been audited by the auditors	13.3	Statutory auditors’ report on the annual financial statements	n.a.

		20.4.3	Where financial data in the registration document is not extracted from the issuers’ audit financial statements state the source of the data and state that the data is unaudited	13.3	Statutory auditors’ report on the annual financial statements	n.a.

				Reference Document		Update
				Section No.	Name of Section	Section No.	Name of Section

	20.5	Age of latest financial information		n.a.		n.a.

	20.6	Interim and other financial information		n.a.		3.1	Key figures of Alcatel-Lucent Group
						Appendix 2	Interim Statements at March 31, 2014

		20.6.1	Quarterly or half yearly financial information	n.a.		3.1	Key figures of Alcatel-Lucent Group
						Appendix 2	Interim Statements at March 31, 2014

		20.6.2	Intermediary financial information	n.a.		n.a.

	20.7	Dividend policy		10.4.4	Dividends and performance	n.a.

		20.7.1	Amount of the dividend	10.4.4	Dividends and performance	n.a.

	20.8	Legal and arbitration proceedings		12.1	Note 36 Consolidated financial statements	2.3	Information on litigations
						Appendix 2	Interim Statements at March 31, 2014

	20.9	Significant change in the issuers’ financial or trading position		4.2	History and development of the Group	n.a.
21	Additional information

	21.1	Share capital		10.2	Capital	6	Information on the share capital

		21.1.1	Amount of issued capital	10.2.1	Amount of the capital and categories of shares	n.a.

		21.1.2	Shares not representing capital	10.2.5	Shares or rights granting access to the capital	n.a.

		Reference Document		Update
		Section No.	Name of Section	Section No.	Name of Section

21.1.3	Shares held by the issuer	10.2.2	Purchase of Alcatel Lucent shares by the Company
		10.3.4	Shareholding and change in its structure	6.2	Company’s shareholding structure at March 31, 2014
		12.1	Note 24a Consolidated financial statements

21.1.4	Convertible securities, exchangeable securities or securities with warrants	10.2.5	Shares or rights granting access to the capital	3.2	Financial information
				3.5	Statement of indebtedness (debt and convertible debt) of the Group as at March 31, 2014

				Appendix 2	Interim Statements at March 31, 2014

21.1.5	Information about and terms of any acquisition rights and or obligations over authorized but unissued capital or an undertaking to increase the capital	10.2.3	Authorizations related to the capital	3.6	Authorizations related to the capital
		10.2.3	Use of authorizations

21.1.6	Information about any capital of any member of the group which is under option or agreed conditionally or unconditionally to be put under option and details of such options including those persons to whom such options relate	10.3.3	Share ownership threshold	6.1	Crossing of thresholds

21.1.7	History of share capital	10.2.7	Changes in our capital over the last five years	n.a.

				Reference Document		Update
				Section No.	Name of Section	Section No.	Name of Section

	21.2	Memorandum of articles of association		10.1.1	Legal information	n.a.
				10.1.2	Specific provisions of the by-laws and of law	n.a.

		21.2.1	Issuer’s object	10.1.1	Legal information	n.a.

		21.2.2	Statutory or other provisions with respect to the members of the administrative and management bodies	10.1.2	Specific provisions of the by-laws and of law	n.a.

		21.2.3	Rights, preferences and restrictions attached to the shares	10.1.2	Specific provisions of the by-laws and of law	n.a.

		21.2.4	Change of shareholders’ rights	10.1.2	Specific provisions of the by-laws and of law	n.a.

		21.2.5	Calls and admissions to general meetings	10.1.2	Specific provisions of the by-laws and of law	n.a.

		21.2.6	Change in control	10.1.2	Specific provisions of the by-laws and of law	n.a.

		21.2.7	Threshold-crossing	10.1.2	Specific provisions of the by-laws and of law	n.a.

		21.2.8	A description of the conditions governing changes in capital, where such conditions are more stringent than is required by law	10.1.2	Specific provisions of the by-laws and of law	n.a.
22	Material contracts			4.5	Material contracts	n.a.

			Reference Document		Update
			Section No.	Name of Section	Section No.	Name of Section

23	Third party information and statement by experts and declarations of any interest

	23.1	Statement or report attributed to a person as an expert	9.5	External advice of the independent auditor on employment, environmental and corporate information	n.a.

	23.2	Information sourced from a third party	n.a.		n.a.
24	Documents on display		11.4	Documents on display		Front page

25	Information on holdings		4.3	Structure of the main consolidated companies as at December 31, 2013	n.a.
			12.1	Note 38 Consolidated financial statements

APPENDIX 1

PRESS RELEASES OF THE COMPANY

ALCATEL-LUCENT REPORTS Q1 2014 RESULTS

MORE THAN EURO 200 MILLION IMPROVEMENT YEAR-OVER-YEAR

IN ADJUSTED OPERATING INCOME AND SEGMENT OPERATING CASH FLOW

Except, as otherwise mentioned, all variations at constant exchange rates and perimeter, with accounting of Enterprise as a discontinued operation in Q1 2014.

•	Group revenues, excluding Managed Services, up 4% year-over-year

•	Core Networking segment revenues up 7%, with strong contribution from IP Routing up 16%

•	Gross margin improvement by 410 basis points year-over-year to 32.3%

•	Fixed costs savings of Euro 143 million in Q1 2014; bringing cumulative Euro 478 million fixed cost savings under The Shift Plan when combined with Euro 335 million in 2013

•	Adjusted operating income of Euro 33 million

•	Segment operating cash flow improved by Euro 220 million

Key numbers for the first quarter 2014

	Enterprise as discontinued			Enterprise as continued
In Euro million (except for EPS)	First Quarter 2014	First Quarter 2013 PRO FORMA	Change y-o-y	First Quarter 2014 PRO FORMA	First Quarter 2013	Change y-o-y

Profit & Loss Statement
Revenues	2,963	3,063	0.3%	3,104	3,226	–0.5%
Gross profit	956	865	10.5%	1,019	947	7.6%
in % of revenues	32.3%	28.2%	410 bps	32.8%	29.4%	340 bps
Adjusted Operating income	33	(179)	212	22	(179)	201
in % of revenues	1.1%	–5.8%	690 bps	0.7%	–5.5%	620 bps
Reported Net income (loss) (Group share)	(73)	(353)	280	(101)	(353)	252
Reported EPS diluted (in Euro)	(0.03)	(0.15)	Nm	(0.04)	(0.16)	Nm
Reported E/ADS diluted (in USD)	(0.04)	(0.19)	Nm	(0.05)	(0.20)	Nm

Cash Flow Statement
Segment Operating cash flow	(59)	(279)	220	(54)	(251)	197
Free cash flow	(398)	(544)	146	(396)	(533)	137
Free cash flow excluding restructuring charges	(288)	(445)	157	(286)	(433)	147

The Shift Plan KPIs
Core Networking Revenues	1,352	1,311	6.9%	1,352	1,311	6.9%
Core Networking Adjusted Operating income	96	(15)	111	96	(15)	111
in % of revenues	7.1%	–1.1%	820 bps	7.1%	–1.1%	820 bps
Access and Other operating cash flow	(73)	(274)	201	(70)	(264)	194
Group fixed costs savings	143	49	ca 2.9x	147	55	ca 2.7x

Paris, May 9, 2014 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced its first quarter 2014 results, reporting revenues of Euro 2,963 million, growing 0.3% year-on-year at constant exchange rates and comparable perimeter (except, as otherwise mentioned, all variations at constant exchange rates and perimeter, with accounting of Enterprise as a discontinued operation in Q1 2014). Revenues for the Group excluding Managed Services were up 3.9% year-on-year. Core Networking revenues grew by 6.9% in Q1 2014 compared to Q1 2013, largely driven by 16% growth in IP Routing and, to a lesser extent, by IP Transport. Excluding Managed Services, which decreased by half reflecting our strategy to terminate or restructure loss-making contracts, the Access segment grew 2.1% year-over-year.

Gross margin reached 32.3% of revenues in the quarter, improving by 410 basis points year-on-year. This improvement was driven essentially by favorable product mix and improved profitability in most business divisions.

Fixed costs savings reached Euro 143 million in Q1, bringing the total to date to Euro 478 million, when combined with Euro 335 million in 2013 (which exclude Euro 28 million attributable to Enterprise). In particular, SG&A expenses decreased by 20.8% compared to Q1 2013 and by 9.9% compared to Q4 2013. The ratio of SG&A expenses to revenues declined by 280 basis points to 12.9% in Q1 2014 compared to Q1 2013.

Adjusted operating income returned to positive territory, reaching Euro 33 million in the quarter or 1.1% of revenues, compared to Euro (179) million in Q1 2013, or -5.8% of revenues. This turnaround was driven by a significant improvement in profitability in Core Networking and a sizeable reduction of losses in Access.

Segment operating cash flow reached Euro (59) million in Q1 2014, versus Euro (279) million in Q1 2013. This improvement of Euro 220 million was driven mainly by an improvement of Euro 211 million from the Access segment. Free cash flow was Euro (398) million in the quarter and improved by Euro 146 million year-over-year.

As reported, the Group showed a net loss (Group share) of Euro (73) million in Q1 2014, or Euro (0.03) per share. The improvement of Euro 280 million compared to Q1 2013 was driven by the higher level of operating income, lower restructuring charges and a significant reduction in net financial losses.

At March 31, 2014, the Group’s overall Pensions and OPEB exposure indicated a surplus of Euro 666 million compared to a surplus of Euro 546 million at December 31, 2013 (in each case before taking into account applicable asset ceilings). The Group also announces today that it intends to implement, in 2015, a one-time offer to about 45,000 U.S. retirees and former employees and related beneficiaries who are receiving monthly pension benefit payments the opportunity to elect to convert those payments into a single, lump-sum payment. Payments to eligible participants and beneficiaries who elect to participate in the offer would constitute a complete settlement of our pension liabilities with respect to them. Payments are expected to be made from existing U.S. pension plan assets, and we do not expect to make any contributions to U.S. plan assets in connection with the offer.

As previously announced, the Group closed the sale of LGS on March 31, 2014; as a result, LGS is deconsolidated from April 1, 2014.

Also, as previously announced, we received in February 2014 a binding offer from China Huaxin for the acquisition of 85% of Alcatel-Lucent Enterprise. The proposed transaction has been submitted to the workers council of Alcatel-Lucent Enterprise for the required information and consultation procedure which is now completed. Closing of this transaction is subject to certain other conditions, including the approval of certain regulatory authorities, and is targeted to take place in the third quarter of 2014.

Commenting on the first quarter results, Michel Combes, CEO of Alcatel-Lucent, said: “We began 2014 as we ended 2013 — totally focused on driving implementation of The Shift Plan. Having put the Group in the right financial direction last year we are encouraged by the continued progress shown in the first quarter of 2014. This confirms the industrial logic of the strategic choices we have made and provides a good start on which to build during the rest of 2014 as we work towards our objective of bringing the Group as a whole back to positive free cash flow by 2015.”

P&L HIGHLIGHTS

Adjusted Profit & Loss Statement (In Euro million except for EPS)	First quarter 2014	First (1) quarter 2013	Change y-o-y	Fourth (1) quarter 2013	Change q-o-q
Revenues	2,963	3,063	0.3%	3,753	–20.7%
Cost of sales	(2,007)	(2,198)	191	(2,497)	490
Gross profit	956	865	10.5%	1,256	–23.9%
in % of revenues	32.3%	28.2%	410 bps	33.5%	–120 bps
SG&A expenses	(381)	(481)	–20.8%	(423)	–9.9%
R&D costs	(542)	(563)	–3.7%	(541)	0.2%
Adjusted Operating income / (loss)(1)	33	(179)	212	292	(259)
in % of revenues	1.1%	–5.8%	690 bps	7.8%	–670 bps
Restructuring costs	(67)	(120)	53	(97)	30
Litigations	4	(2)	6	0	4
Gain/(loss) on disposal of consolidated entities	(16)	2	(18)	0	(16)
Impairment of assets	0	0	0	4	(4)
Post-retirement benefit plan amendment	0	55	(55)	40	(40)
Financial result (net)	(82)	(151)	69	(160)	78
Share in net income (losses) of equity affiliates and disposals/sales in progress of activities	2	2	0	2	0
Income tax benefit (expense)	50	43	7	78	(28)
Adjusted Net income (loss) (Group share)	(65)	(339)	Nm	147	Nm
Non-controlling interests	5	(16)	21	22	(17)
Adjusted EPS diluted (in Euro)	(0.02)	(0.14)	Nm	0.05	Nm
Adjusted E/ADS* diluted (in USD)	(0.03)	(0.18)	Nm	0.07	Nm
Number of diluted shares (million)	2,758.7	2,397.6	Nm	2,946.8	Nm

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation in Q1 2014.

GEOGRAPHICAL INFORMATION

From a geographic standpoint, North America was down 1.0% year-over-year. Sequentially, it was down single digits, less than the typical seasonality reflecting solid spending, notably in IP and wireless. Encouraging trends in Western Europe were tempered by the impact of the implementation of our strategy in Managed Services. Asia Pacific posted almost 20% year-over-year growth, driven by activity in Japan and by network roll-outs in China. In the rest of World, double digit decline in CALA was partially offset by good traction in MEA.

Geographic breakdown of revenues (In Euro million)	First quarter 2014	First (1) quarter 2013	Change y-o-y	Fourth (1) quarter 2013	Change q-o-q
North America	1,450	1,520	–1.0%	1,531	–4.8%
Europe	657	672	–2.5%	993	–34.0%
Asia Pacific	489	443	19.0%	728	–31.1%
RoW	367	428	–7.0%	501	–26.1%
Total group revenues	2,963	3,063	0.3%	3,753	–20.7%

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation in Q1 2014.

CORE NETWORKING

Core Networking segment revenues were Euro 1,352 million in Q1 2014, up 6.9% compared to Q1 2013. Adjusted operating income reached Euro 96 million, or 7.1% of the segment revenues in Q1 2014. The improvement of 820 basis points in adjusted operating margin reflects continued strong contribution from IP Routing as well as strong year-over-year improvement in IP Platforms, and to a lesser extent, in IP Transport. Core networking segment operating cash flow of Euro 48 million in the quarter improved by Euro 59 million compared to Q1 2013, the improvement in profitability being partially offset by a negative change in operating working capital.

Breakdown of segment (In Euro million)	First Quarter 2014	First Quarter 2013	Change y-o-y	Fourth Quarter 2013	Change q-o-q
Core Networking
Revenues	1,352	1,311	6.9%	1,716	–20.9%
IP Routing	549	494	16.4%	555	–0.7%
IP Transport	454	428	8.6%	618	–26.2%
IP Platforms	349	389	–6.9%	543	–35.4%
Adjusted Operating income	96	(15)	111	257	(161)
in % of revenues	7.1%	–1.1%	820 bps	15.0%	–790 bps
Segment Operating Cash-Flow	48	(11)	59	316	(268)
in % of revenues	3.6%	–0.8%	440 bps	18.4%	–1,480 bps

IP Routing revenues were Euro 549 million in Q1 2014, up 16.4% from Q1 2013. All regions, notably Asia-Pacific, showed double-digit growth, as sales benefitted from the continued industrial transformation to all-IP networks.

•	Strong traction around our IP mobile packet core solutions.

•	Our 7950 XRS IP Core router registered 4 new wins in Q1, including Elisa in Finland and customers in the cable sector, for a total of 24 wins to date.

•	Nuage Networks™ added 2 new wins in the quarter, including French cloud provider Numergy; we currently have sold our Nuage Networks™ solution to 5 customers and have more than 30 trials including NTT Communications.

•	We were ranked #2 vendor in the EPC market in 2013 and recently launched a Virtualized Evolved Packet Core (vEPC) solution for mobile operators.

IP Transport reached Euro 454 million in Q1 2014, up 8.6% year-on-year. Within IP Transport, terrestrial optics recorded its first quarter of year-over-year growth since 2011.

•	Within WDM, our 1830 Photonic Service Switch (PSS) represented 44% of terrestrial optical product revenues in the quarter, up 810 basis points year-on-year, and registered 26 new wins.

•	Our 100G shipments represented 30% of total WDM line cards shipments in Q1 2014 compared to 19% in Q1 2013; we have now shipped over 12,000 100G ports lifetime-to-date.

•	New successful 400G trials with Ontario Research and Innovation Optical Network (ORION) and Telekom Austria.

IP Platforms revenues decreased by 6.9% year-on-year to Euro 349 million in Q1 2014. Strong year-over-year growth in key platforms, namely IMS (VoLTE), SDM (Subscriber Data Management) and Customer Experience, was more than offset by declines in legacy platforms and by the impact from the portfolio rationalization done in 2013.

•	Key wins announced in Q1 2014 included Verizon with our SDM platform, Telenor with our Motive solution and Bouygues with VoLTE.

•	Continued traction in Network Function Virtualization (NFV), a key development for the industry going forward, as evidenced by:

•	Launch of our vIMS solution currently in trial mode with 8 customers;

•	Global collaboration with Intel to speed up the industry move to cloud and accelerate the development of our Virtualized Radio Access Network (vRAN) portfolio, our Cloudband platform, and High-performance Packet Processing for advanced IP/MPLS platforms and functions;

•	Co-innovation agreement with Telefónica to drive innovation and adoption of NFV;

•	Demonstration of virtualized RAN and EPC with China Mobile.

ACCESS

Access segment revenues were Euro 1,572 million in Q1 2014, a 4.2% decrease compared to Q1 2013. Excluding Managed Services, which decreased by half reflecting our strategy to terminate or restructure loss-making contracts, the Access segment grew 2.1%. In Q1 2014, segment operating loss was Euro (37) million, an improvement of Euro 95 million compared to Q1 2013. The year-over-year improvement reflects a continued significant contribution from Fixed Access and improvements in the Wireless division. Segment operating cash flow of Euro (61) million in the quarter improved by Euro 211 million compared to Q1 2013, stemming primarily from improved profitability as well as improved operating working capital.

Breakdown of segment (In Euro million)	First Quarter 2014	First Quarter 2013	Change y-o-y	Fourth Quarter 2013	Change q-o-q
Access
Revenues	1,572	1,697	–4.2%	1,983	–20.1%
Wireless Access	999	1,012	2.3%	1,240	–18.9%
Fixed Access	460	463	2.8%	542	–14.6%
Managed services	99	204	–50.5%	186	–46.2%
Licensing	14	18	–22.2%	15	–6.7%
Adjusted Operating income	(37)	(132)	95	75	(112)
in % of revenues	–2.4%	–7.8%	540 bps	3.8%	–620 bps
Segment Operating Cash-Flow	(61)	(272)	211	224	(285)
in % of revenues	–3.9%	–16.0%	1,210 bps	11.3%	–1,520 bps

Wireless Access revenues were Euro 999 million, an increase of 2.3% year-on-year. In the first quarter, LTE growth continued to be strong, notably in the US. This growth was partially offset by continued declines in 2G and 3G technologies, which represented less than 25% of our wireless access revenues in Q1.

•	LTE overlay wins with America Movil’s Claro Uruguay, Etisalat United Arab Emirates, APT (Taiwan) and Outremer Telecom.

•	We recently signed a framework agreement with China Mobile which centers on wireless ultra-broadband access technology, including TD-LTE and small cells, as well as other products and services, including optics, routing and ultra-broadband access.

•	New small cell announcements including Verizon Wireless and TIM in Brazil.

Fixed Access revenues were Euro 460 million in Q1 2014, an increase of 2.8% from Q1 2013. Both copper and fiber technologies continued to show good performance, notably driven by the rejuvenation of broadband access networks in Europe and in Asia-Pacific outside of China. North America business remains solid with good activity notably with Tier 1 customers. These trends were partially offset by a decline in legacy technologies.

•	In the quarter, we signed 12 new fiber contracts including Swisscom, IP-Only and Telkom Akses.

•	To date, we have shipped 5.5 million VDSL2 vectoring lines and now have 20 customers including the activation of the first nationwide VDSL2 vectoring network with Belgacom.

•	Active discussions with leading operators for G.fast and successfully completed trial in NGPON2.

•	Early signs of increasing exposure to webscale companies and MSOs.

Managed Services revenues were Euro 99 million, decreasing by approximately 50%, reflecting our strategy to terminate or restructure loss-making contracts.

OTHER

Following the accounting of our Enterprise business as a discontinued operation in Q1 2014, our Other segment now only includes LGS, which is deconsolidated from April 1, 2014 after the closing of its sale on March 31, 2014.

Breakdown of segment (In Euro million)	First Quarter 2014	First (1) Quarter 2013	Change y-o-y	Fourth (1) Quarter 2013	Change q-o-q
Other
Revenues	40	52	(12)	54	(14)
Adjusted Operating income	(1)	2	(3)	(1)	0
in % of revenues	–2.5%	3.8%	Nm	–1.9%	Nm
Segment Operating Cash-Flow	(12)	(2)	(10)	5	(17)
in % of revenues	–30.0%	–3.8%	Nm	9.3%	Nm

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation in Q1 2014.

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights (In Euro million)	First quarter 2014	First quarter (1) 2013
Adjusted operating income / (loss)	33	(179)
Change in operating WCR	(92)	(100)
Segment Operating Cash Flow	(59)	(279)
Depreciation & Amort and other adjustments	42	95
Operating Cash Flow	(17)	(184)
Interest	(89)	(101)
Taxes	(34)	(27)
Pension funding & retiree benefit cash outlays	(42)	(33)
Restructuring cash outlays	(110)	(99)
Capital expenditures (incl. R&D cap.)	(106)	(100)
Disposal of Intellectual Property	—	—
Free Cash Flow	(398)	(544)

(1)	2013 figures are re-presented to reflect accounting of Enterprise as a discontinued operation in Q1 2014.

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets (In Euro million)	Mar 31, 2014	Dec 31, 2013
Total non-current assets	10,051	10,152
of which Goodwill & intangible assets, net	3,825	4,157
of which Prepaid pension costs	3,335	3,150
of which Other non-current assets	2,891	2,845
Total current assets	10,962	11,744
of which OWC assets	4,256	4,463
of which other current assets	1,383	926
of which marketable securities, cash & cash equivalents	5,323	6,355

Total assets	21,013	21,896

Statement of position - Liabilities and equity (In Euro million)	Mar 31, 2014	Dec 31, 2013
Total equity	3,552	3,663
of which attributable to the equity owners of the parent	2,834	2,933
of which non controlling interests	718	730
Total non-current liabilities	10,131	9,954
of which pensions and other post-retirement benefits	4,001	3,854
of which long term debt	4,912	4,922
of which other non-current liabilities	1,218	1,178
Total current liabilities	7,330	8,279
of which provisions	1,321	1,416
of which short term debt	556	1,240
of which OWC liabilities	3,930	4,199
of which other current liabilities	1,523	1,424

Total liabilities and shareholder’s equity	21,013	21,896

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/q1-2014

Notes

The Board of Directors of Alcatel-Lucent met on May 7, 2014, examined the Group’s unaudited interim condensed consolidated financial statements at March 31, 2014, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/q1-2014

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

2014 Upcoming events

May 28, 2014: AGM

July 31, 2014: Second quarter results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning Alcatel-Lucent in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel-Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel-Lucent has also been recognized for innovation in sustainability, being named Industry Group Leader for Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review for making global communications more sustainable, affordable and accessible, all in pursuit of the company’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2013, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33(0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: +33(0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33(0)1 40 76 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998
JACQUES-OLIVIER VALLET	jacques-olivier.vallet@alcatel-lucent.com	T: +33(0)1 40 76 12 49

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example as the stated goals to become an “IP Networking and Ultra-Broadband specialist”, “leader in innovation” or achieving a more “diversified customer basis”, “competitive fixed costs structure”, “profitable growth cash generation” and “strong balance sheet with lower gearing”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities (and in particular those to which we have decided to focus our resources), our ability to close on any announced divestitures, in particular the divestment of our Enterprise businesses, as well as obtain the price we estimated by a given date for those remaining activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Shift Plan, including headcount reduction, product mix and site rationalization, and to exit unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes (in particular with regard to our finance and human resources functions) and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans and to convert US pension liabilities into a one-time lump-sum payment in a cost-effective manner, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2013, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In the first quarter, the reported net loss (group share) was Euro (73) million or Euro (0.03) per diluted share (USD (0.04) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 8 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2014 adjusted net loss (group share) was Euro (65) million or Euro (0.02) per diluted share (USD (0.03) per ADS).

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.3777 USD as of March 31, 2014; USD 1.2816 as of March 31, 2013; 1.3779 as of December 31, 2013.

	Q1 2014
(In Euro million except for EPS)	As reported	PPA	Adjusted

Revenues	2,963		2,963
Cost of sales	(2,007)		(2,007)

Gross Profit	956	0	956

SG&A expenses	(389)	8	(381)
R&D costs	(547)	5	(542)

Operating income (loss)	20	13	33

Restructuring costs	(67)		(67)
Litigations	4		4
Gain/(loss) on disposal of consolidated entities	(16)		(16)
Impairment of assets	0		0
Post-retirement benefit plan amendment	0		0

Income (loss) from operating activities	(59)	13	(46)

Financial result (net)	(82)	0	(82)

Share in net income (losses) of equity affiliates and disposals/sales in progress of activities	2		2
Income tax benefit (expense)	55	(5)	50

Income (loss) from continuing operations	(84)	8	(76)

Income (loss) from discontinued activities	16	0	16

Net Income (loss)	(68)	8	(60)

of which: Equity owners of the parent	(73)	8	(65)
Non-controlling interests	5		5

Earnings per share: basic	(0.03)		(0.02)
Earnings per share: diluted	(0.03)		(0.02)

RECONCILIATION BETWEEN FIGURES WITH “ENTERPRISE DISCONTINUED” AND FIGURES WITH “ENTERPRISE CONTINUED”

	Q1’2014			Q1’2013			Q2’2013
In Euro million	Q1 adjusted Enterprise continued	Enterprise	Q1 adjusted Enterprise discontinued	Q1 adjusted Enterprise continued	Enterprise	Q1 adjusted Enterprise discontinued	Q2 adjusted Enterprise continued	Enterprise	Q2 adjusted Enterprise discontinued

Profit & Loss Statement
Revenues	3,104	141	2,963	3,226	163	3,063	3,612	172	3,440
Adjusted Gross profit	1,019	63	956	947	82	865	1,151	79	1,072
in % of revenues	32.8%		32.3%	29.4%		28.2%	31.9%		31.2%
Adjusted Operating income	22	(11)	33	(179)		(179)	46	1	45
in % of revenues	0.7%		1.1%	–5.5%		–5.8%	1.3%		1.3%

Cash Flow Statement
Segment Operating cash flow	(54)	5	(59)	(251)	28	(279)	(52)	(11)	(41)
Free cash flow	(396)	2	(398)	(533)	11	(544)	(248)	(1)	(247)
Free cash flow excluding restructuring charges	(286)	2	(288)	(433)	12	(445)	(134)	1	(135)

The Shift Plan KPIs
Access and Other operating cash flow	(70)	3	(73)	(264)	10	(274)	(113)	5	(118)
Fixed costs savings	147	4	143	55	6	49	120	7	113

	Q3’2013			Q4’2013			FY’2013
In Euro million	Q3 adjusted Enterprise continued	Enterprise	Q3 adjusted Enterprise discontinued	Q4 adjusted Enterprise continued	Enterprise	Q4 adjusted Enterprise discontinued	Q4 adjusted Enterprise continued	Enterprise	Q4 adjusted Enterprise discontinued

Profit & Loss Statement
Revenues	3,668	168	3,500	3,930	177	3,753	14,436	680	13,756
Adjusted Gross profit	1,196	80	1,116	1,349	93	1,256	4,643	334	4,309
in % of revenues	32.6%		31.9%	34.3%		33.5%	32.2%		31.3%
Adjusted Operating income	116	3	113	307	15	292	290	19	271
in % of revenues	3.2%		3.2%	7.8%		7.8%	2.0%		2.0%

Cash Flow Statement
Segment Operating cash flow	51	13	38	499	11	486	247	43	204
Free cash flow	(218)	9	(227)	363	2	361	(636)	21	(657)
Free cash flow excluding restructuring charges	(104)	12	(116)	557	7	550	(114)	32	(146)

The Shift Plan KPIs
Access and Other operating cash flow	27	5	22	239	10	229	(111)	30	(141)
Fixed costs savings	84	7	77	104	8	96	363	28	335

RESTATEMENT OF 2013 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13
Revenues
Core Networking	1,352	6,094	1,716	1,496	1,571	1,311
IP Routing	549	2,253	555	580	624	494
IP Transport	454	2,120	618	544	530	428
IP Platforms	349	1,721	543	372	417	389
Access	1,572	7,447	1,983	1,951	1,816	1,697
Wireless Access	999	4,510	1,240	1,196	1,062	1,012
Fixed Access	460	2,069	542	541	523	463
Managed services	99	791	186	186	215	204
Licensing	14	77	15	28	16	18
Other	40	209	54	51	52	52
Eliminations & Unallocated	(1)	6	—	2	1	3
Total group revenues	2,963	13,756	3,753	3,500	3,440	3,063

Adj. operating income (loss)
Core Networking	96	472	257	92	138	(15)
in % of revenues	7.1%	7.7%	15.0%	6.1%	8.8%	–1.1%
Access	(37)	(86)	75	46	(75)	(132)
in % of revenues	–2.4%	–1.2%	3.8%	2.4%	–4.1%	–7.8%
Other	(1)	4	(1)	3	0	2
in % of revenues	–2.5%	1.9%	–1.9%	5.9%	0.0%	3.8%
Unallocated	(25)	(119)	(39)	(28)	(18)	(34)
Total	33	271	292	113	45	(179)
in % of revenues	1.1%	2.0%	7.8%	3.2%	1.3%	–5.8%

Segment Operating Cash Flow
Core Networking	48	475	316	61	109	(11)
in % of revenues	3.6%	7.8%	18.4%	4.1%	6.9%	–0.8%
Access	(61)	(137)	224	26	(114)	(272)
in % of revenues	–3.9%	–1.8%	11.3%	1.3%	–6.3%	–16.0%
Other	(12)	(5)	5	(4)	(4)	(2)
in % of revenues	–30.0%	–2.4%	9.3%	–7.8%	–7.7%	–3.8%
Unallocated	(34)	(129)	(59)	(45)	(32)	6
Total	(59)	204	486	38	(41)	(279)
in % of revenues	–2.0%	1.5%	12.9%	1.1%	–1.2%	–9.1%

Cyber-security: Strategic partnership between Alcatel-Lucent and Thales

Opening of exclusive negotiations between Thales and Alcatel-Lucent for the signing of a strategic partnership in cyber-security and communications security.

•	Contemplated agreement would see Thales acquire Alcatel-Lucent’s cyber-security services and communications security activities

•	Thales would commit to providing services to Alcatel-Lucent for its customers’ needs.

•	Alcatel-Lucent will continue to develop advanced security features in its portfolio of IP and ultra-broadband access products

•	Finally, with this strategic partnership, Alcatel-Lucent strengthens its commercial offering in the field of secured networks.

Paris, May 22, 2014 – Thales and Alcatel-Lucent (Euronext Paris and NYSE: ALU) have entered exclusive negotiations for the consideration by Thales of acquiring the cyber-security services and communications security activities of Alcatel–Lucent as part of a strategic partnership to provide end-to-end solutions for securing networks.

The contemplated partnership, including the transfer of Alcatel-Lucent’s network security assets to Thales, will enable Alcatel-Lucent to expand its commercial proposition in cyber-security, a stated intention of The Shift Plan announced last year. Alcatel-Lucent will be able to offer existing and new customers highly secured end-to-end network security solutions, combining its integrated security expertise in telecommunication products with complementary services provided by Thales. In return, Thales will grow its business in cyber-security, further consolidating the knowledge and expertise of its teams, which is already world-class in this field.

The partnership is subject to a final, definitive agreement, and will become effective after the consultation of representative bodies, the execution of definitive agreements and obtaining necessary permissions.

Alcatel-Lucent’s cyber-security services and communications security activities are mainly located at three sites in France - Villarceaux, near Paris, Toulouse and Orvault near Nantes - and in three other European countries (Germany, Belgium, UK).

Commenting on the contemplated agreement between the two companies, Jean-Bernard Lévy, Chairman and CEO of Thales, said: “With this strategic partnership, Thales strengthens its position in cyber-security and consolidates its position as European leader in this strategic sector. This investment responds to the growing ambition of Thales in promising sectors of security, in order to offer solutions that ensure the integrity and resilience of its customers’ information systems. This agreement realises a strategic partnership between two global companies, with similar backgrounds, and will allow for a shared and coherent approach to cope with cyber-security issues.”

Michel Combes, CEO of Alcatel-Lucent, added: “Following the partnerships signed with Qualcomm and Intel, this strategic partnership with Thales illustrates Alcatel Lucent’s strategy to reposition itself as a specialist in IP networks, cloud technologies and secured ultra broadband access. Cyber-security is of strategic concern to our customers, and to networks in general. By partnering with Thales for related services, we will be able to offer a comprehensive world-class expertise in network security.”

ABOUT THALES

Thales is a global technology leader in the Aerospace & Transportation and the Defence & Security markets. In 2013, the company generated revenues of €14.2 billion with 65,000 employees in 56 countries. With its 25,000 engineers and researchers, Thales has a unique capability to design, develop and deploy equipment, systems and services that meet the most complex security requirements.

Thales has an exceptional international footprint, with operations around the world working with customers and local partners.

Drawing on its strong cryptographic capabilities, Thales is one of the world leaders in cybersecurity products and solutions for critical state and military infrastructures, satellite networks and industrial and financial companies. With a presence throughout the entire security chain, Thales offers a comprehensive range of services and solutions ranging from security consulting, intrusion tests and architecture design to system certification, development and through-life management of products and services, and security supervision (Security Operation Centres in France and the United Kingdom).

THALES PRESS CONTACTS

ALEXANDRE PERRA	alexandre.perra@thalesgroup.com	T: +33 (1) 57 77 87 27

THALES INVESTOR RELATIONS
JEAN-CLAUDE CLIMEAU	jean-claude.climeau@thalesgroup.com	T: +33 (1) 57 77 89 02

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

We are at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, and to enterprises and institutions throughout the world. Underpinning us in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of the Group and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Our innovations have resulted in our Group being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. We have also been recognized for innovation in sustainability, being named Industry Group Leader in the Technology Hardware & Equipment sector in the 2013 Dow Jones Sustainability Indices review, for making global communications more sustainable, affordable and accessible, all in pursuit of the Group’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2013, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS
SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33 (0)1 55 14 10 06
SOIZICK LAMANDE D’ALOIA	soizick.lamande@alcatel-lucent.com	T: +33 (0)1 60 40 55 05

ALCATEL-LUCENT INVESTOR RELATIONS
MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33 (0)1 55 14 11 20
JACQUES-OLIVIER VALLET	jacques-olivier.vallet@alcatel-lucent.com	T: +33 (0)1 55 14 12 49
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998

APPENDIX 2

INTERIM STATEMENTS AT MARCH 31, 2014

07/05/2014

ALCATEL-LUCENT

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT MARCH 31, 2014

p. 1

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of euros except per share information)	Notes	Q1 2014	Q1 2013(1)
Revenues	(5)	2,963	3,063
Cost of sales		(2,007)	(2,198)
Gross profit		956	865
Administrative and selling expenses		(389)	(489)
Research and development costs		(547)	(578)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)	20	(202)
Restructuring costs	(11)	(67)	(120)
Litigations		4	(2)
Gain/(loss) on disposal of consolidated entities	(3)	(16)	2
Impairment of assets		—	—
Post-retirement benefit plan amendments	(15)	—	55
Income (loss) from operating activities		(59)	(267)
Finance costs	(6)	(78)	(98)
Other financial income (loss)	(6)	(4)	(53)
Share in net income (losses) of equity affiliates		2	2
Income (loss) before income tax and discontinued operations		(139)	(416)
Income tax (expense) benefit	(7)	55	52
Income (loss) from continuing operations		(84)	(364)
Income (loss) from discontinued operations	(9)	16	(5)
Net Income (Loss)		(68)	(369)
Attributable to:
– Equity owners of the parent		(73)	(353)
– Non-controlling interests		5	(16)
Net income (loss) attributable to the equity owners of the parent per share (in euros) (2)
– Basic earnings (loss) per share	(8)	(0.03)	(0.15)
– Diluted earnings (loss) per share	(8)	(0.03)	(0.15)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
– Basic earnings (loss) per share		(0.04)	(0.15)
– Diluted earnings (loss) per share		(0.04)	(0.15)
Net income (loss) of discontinued operations per share (in euros)
– Basic earnings (loss) per share		0.01	(0.00)
– Diluted earnings (loss) per share		0.01	(0.00)
(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).
(2)	As a result of the capital increase of Alcatel-Lucent in 2013 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for Q1 2013 has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

p. 2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of euros)	Notes	Q1 2014	Q1 2013
Net income (loss) for the period		(68)	(369)
Items to be subsequently reclassified to Income Statement		(26)	113
Financial assets available for sale		2	—
Cumulative translation adjustments		(29)	113
Cash flow hedging		1	—
Tax on items recognized directly in equity		—	—
Items that will not be subsequently reclassified to Income Statement		(31)	514
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(15)	29	503
Tax on items recognized directly in equity		(60)	11

Total other comprehensive income (loss) for the period		(57)	627

Total comprehensive income (loss) for the period		(125)	258

Attributable to:
– Equity owners of the parent		(113)	251
– Non-controlling interests		(12)	7

p. 3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In millions of euros) ASSETS	Notes	March 31, 2014	December 31, 2013
Non-current assets:
Goodwill		2,915	3,156
Intangible assets, net		910	1,001
Goodwill and intangible assets, net		3,825	4,157
Property, plant and equipment, net		1,042	1,075
Investment in associates and joint ventures		36	35
Other non-current financial assets, net		333	322
Deferred tax assets		1,068	1,000
Prepaid pension costs	(15)	3,335	3,150
Other non-current assets		412	413

Total non-current assets		10,051	10,152

Current assets:
Inventories and work in progress, net	(10)	2,017	1,935
Trade receivables and other receivables, net	(10)	2,192	2,482
Advances and progress payments, net	(10)	47	46
Other current assets		863	751
Current income taxes		48	33
Marketable securities, net	(12)	1,800	2,259
Cash and cash equivalents	(12)	3,523	4,096
Current assets before assets held for sale		10,490	11,602
Assets held for sale and assets included in disposal groups held for sale	(9)	472	142

Total current assets		10,962	11,744

Total assets		21,013	21,896

(In millions of euros) EQUITY AND LIABILITIES	Notes	March 31, 2014	December 31, 2013
Equity:
Capital stock (€0.05 nominal value: 2,815,768,341 ordinary shares issued at March 31, 2014 and 2,808,554,197 ordinary shares issued at December 31, 2013)		141	140
Additional paid-in capital		20,860	20,855
Less treasury stock at cost		(1,428)	(1,428)
Accumulated deficit and other reserves		(15,915)	(14,588)
Other items recognized directly in equity		48	45
Cumulative translation adjustments		(799)	(787)
Net income (loss) - attributable to the equity owners of the parent		(73)	(1,304)
Equity attributable to equity owners of the parent		2,834	2,933
Non-controlling interests		718	730

Total equity		3,552	3,663

Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(15)	4,001	3,854
Convertible bonds and other bonds, long-term	(12)	4,717	4,711
Other long-term debt	(12)	195	211
Deferred tax liabilities		1,029	990
Other non-current liabilities		189	188

Total non-current liabilities		10,131	9,954

Current liabilities:
Provisions	(11)	1,321	1,416
Current portion of long-term debt and short-term debt	(12)	556	1,240
Customers’ deposits and advances	(10)	677	681
Trade payables and other payables	(10)	3,253	3,518
Current income tax liabilities		68	93
Other current liabilities		1,209	1,237
Current liabilities before liabilities related to disposal groups held for sale		7,084	8,185
Liabilities related to disposal groups held for sale	(9)	246	94

Total current liabilities		7,330	8,279

Total Equity and Liabilities		21,013	21,896

p. 4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of euros)	Notes	Q1 2014	Q1 2013(1)
Cash flows from operating activities:
Net income (loss) - attributable to the equity owners of the parent		(73)	(353)
Non-controlling interests		5	(16)
Adjustments	(16)	102	190
Net cash provided (used) by operating activities before changes in working capital, interest and taxes		34	(179)
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(10)	(168)	(32)
Trade receivables and other receivables	(10)	200	356
Advances and progress payments	(10)	(1)	—
Trade payables and other payables	(10)	(140)	(273)
Customers’ deposits and advances	(10)	17	(151)
Other current assets and liabilities		(111)	(37)
Cash provided (used) by operating activities before interest and taxes		(169)	(316)
Interest received		16	19
Interest paid		(105)	(120)
Taxes (paid)/received		(34)	(27)
Net cash provided (used) by operating activities		(292)	(444)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		40	1
Capital expenditures		(106)	(100)
Decrease (increase) in loans and other non-current financial assets		4	1
Cash expenditures from obtaining control of consolidated companies or equity affiliates		—	—
Cash proceeds from losing control of consolidated companies		47	—
Cash proceeds from sale of previously consolidated and non-consolidated companies		(1)	—
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities		453	(962)
Net cash provided (used) by investing activities		437	(1,060)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt		11	(85)
Issuance of long-term debt		—	1,917
Repayment/repurchase of long-term debt		(699)	(13)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control		—	—
Net effect of exchange rate changes on inter-unit borrowings and other		(26)	(122)
Capital increase (2)		6	—
Dividends paid		—	(7)
Net cash provided (used) by financing activities		(708)	1,690
Cash provided (used) by operating activities of discontinued operations	(9)	17	31
Cash provided (used) by investing activities of discontinued operations	(9)	(15)	(17)
Cash provided (used) by financing activities of discontinued operations	(9)	(2)	(13)
Net effect of exchange rate changes		(9)	161
Net Increase (Decrease) in cash and cash equivalents		(572)	348
Cash and cash equivalents at beginning of period / year		4,096	3,401
Cash and cash equivalents at end of period (4)		3,523	3,749
Cash and cash equivalents at end of period classified as assets held for sale (3)		1	—
Cash and cash equivalents including cash and cash equivalents classified as held for sale at end of period		3,524	3,749

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).
(2)	Of which €16 million related to stock options exercised during 2013.
(3)	Includes €635 million of cash and cash equivalents held in countries subject to exchange control restrictions as of March 31, 2014 (€792 million as of March 31, 2013). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

p. 5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (1)	Capital stock	Additional paid-in capital	Accumulated deficit and other reserves	Other items recognized directly in equity	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non- controlling interests	TOTAL

Balance at December 31, 2012 after appropriation	2,268,383,604	4,653	15,352	(15,963)	34	(1,567)	(571)	—	1,938	745	2,683
Changes in equity for the three-month period ended March 31, 2013
Total comprehensive income (loss) for the three-month period (2)	—	—	—	514	—	—	90	(353)	251	7	258
Other capital increases	2,867,407	6	(6)	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	7	—	—	—	—	7	—	7
Treasury stock	(2,345)	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(10)	(10)
Other adjustments	—	—	—	(5)	—	—	—	—	(5)	—	(5)
Balance at March 31, 2013	2,271,248,666	4,659	15,346	(15,447)	34	(1,567)	(481)	(353)	2,191	742	2,933
Balance at December 31, 2013 after appropriation 3)	2,756,659,786	140	20,855	(15,892)	45	(1,428)	(787)	—	2,933	730	3,663
Changes in equity for the three-month period ended March 31, 2014
Total comprehensive income (loss) for the three-month period (2)	—	—	—	(31)	3	—	(12)	(73)	(113)	(12)	(125)
Other capital increases	7,214,144	1	5	—	—	—	—	—	6	—	6
Share-based payments	—	—	—	6	—	—	—	—	6	—	6
Treasury stock	7,658	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—
Other adjustments	—	—	—	2	—	—	—	—	2	—	2

Balance at March 31, 2014	2,763,881,588	141	20,860	(15,915)	48	(1,428)	(799)	(73)	2,834	718	3,552

(1)	See Note 8.
(2)	See consolidated statements of comprehensive income.
(3)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting, to be held on May 28, 2014 before being final.

p. 6

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent S.A. (“Alcatel-Lucent”) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel-Lucent and its subsidiaries (the “Group”) develop and integrate technologies, applications and services to offer innovative global communications solutions. Alcatel-Lucent’s headquarters are located at 3, avenue Octave Gréard, 75007, Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges. These unaudited interim condensed consolidated financial statements reflect the results and financial position of the Group as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million. On May 7, 2014, Alcatel-Lucent’s Board of Directors authorized for issuance these unaudited interim condensed consolidated financial statements at March 31, 2014.

NOTE 1.	Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance. These unaudited interim condensed consolidated financial statements comply with IAS 34 “Interim Financial Reporting”.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias/index_en.htm.

As of March 31, 2014, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•	IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements; and

•	IFRIC Interpretation 21 “Levies” (issued May 2013) that is mandatory with effect from January 1, 2014, that the Group has adopted early, but that the EU has not yet endorsed. Although not yet endorsed by the EU, the Interpretation is not incompatible with EU regulations, because it is an interpretation of the existing IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and does not include any new recognition or measurement concepts.

As a result, the Group’s unaudited interim condensed consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

In Q1 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, will have no impact on the Group’s financial statements:

•	IFRS 14 “Regulatory Deferral Accounts” (issued January 2014).

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the quarter ended March 31, 2014 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2013, with the exception of the adoption in Q1 2014 of IFRIC Interpretation 21 “Levies”, the adoption of which was immaterial to the Group’s unaudited interim condensed consolidated financial statements.

NOTE 2.	Principal uncertainties regarding the use of estimates

The preparation of unaudited interim condensed consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of March 31, 2014. Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows. The principal areas of uncertainty where estimates and judgment are used, which are similar to those described as of December 31, 2013, are:

•	valuation allowance for inventories and work in progress;

•	impairment of customer receivables;

•	capitalized development costs, other intangible assets and goodwill;

p. 7

•	impairment of property, plant and equipment;

•	provisions for warranty costs and other product sales reserves;

•	deferred taxes;

•	pension and retirement obligations and other employee and post-employment benefit obligation; and

•	restructuring reserves and impact on goodwill impairment test.

No significant changes occurred in these areas during Q1 2014.

NOTE 3.	Changes in consolidated companies

On March 31, 2014, Alcatel-Lucent completed the disposal of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant, for a cash selling price of U.S.$104 million (€76 million). The price of U.S.$104 million may be increased by a variable component of up to U.S.$96 million, which will be determined based on the divested company’s results of operations for the 2014 fiscal year. A €16 million loss was recognized in the line item “Gain/(loss) on disposal of consolidated companies”.

No other material change in consolidated companies occurred during the first quarter of 2014.

NOTE 4.	Changes in accounting policy and presentation

a/ Change in accounting policy

In Q1 2014, Alcatel-Lucent adopted IFRIC Interpretation 21 “Levies” (which is an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”), the adoption of which was immaterial to the Group’s unaudited interim condensed consolidated financial statements.

b/ Change in presentation

No change in presentation occurred in the first quarter of 2014.

NOTE 5.	Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, information by operating segment comes from the business organization and activities of Alcatel-Lucent.

As a part of the Shift Plan announced on June 19, 2013, a new organization was put in place effective from July 1, 2013 onwards. It is composed of three reportable segments: Core Networking, Access and Other. These reportable segments are composed as follows:

•	“Core Networking” is composed of the following product divisions: IP (IP Routing and IP Transport), Terrestrial Optics, Wireless Transmission, Submarine and Network Build & Implementation IP, Platforms, Platforms Professional Services and Strategic Industries.

•	“Access” is composed of the following product divisions: Wireless, RFS (Radio Frequency Systems), Network Build & Implementation Wireless, Fixed Access, Multivendor Maintenance, Network Build & Implementation Fixed, Licensing and Managed Services.

•	“Other” is mainly composed of the Enterprise and Government production divisions.

Results of operations for Q1 2014 and for the comparable 2013 period are presented according to this new organization structure.

The information by reportable segment follows the same accounting policies as those used and described in the 2013 audited consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

p. 8

a/ Information by reportable segment

(In millions of euros) Q1 2014	Core Networking	Access	Other	Total reportable segments	Other and unallocated(1)	Total	PPA adjustment(2)	Total consolidated
Revenues from external customers	1,347	1,571	40	2,958	5	2,963	—	2,963
Revenues from transactions with other reportable segments	5	1	—	6	(6)	—	—	—
Revenues	1,352	1,572	40	2,964	(1)	2,963	—	2,963
Operating income (loss)(3)	96	(37)	(1)	58	(25)	33	(13)	20

(1)	Includes revenues from our non-core businesses and €6 million of share-based compensation expense that are not allocated to reportable segments.
(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.
(3)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros) Q1 2013(1)	Core Networking	Access	Other	Total reportable segments	Other and unallocated(2)	Total	PPA adjustment(3)	Total consolidated
Revenues from external customers	1,306	1,696	52	3,054	9	3,063	—	3,063
Revenues from transactions with other reportable segments	5	1	—	6	(6)	—	—	—
Revenues	1,311	1,697	52	3,060	3	3,063	—	3,063
Operating income (loss)(4)	(15)	(132)	2	(145)	(34)	(179)	(23)	(202)

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).
(2)	Includes revenues from our non-core businesses and €6 million of share-based compensation expense that are not allocated to reportable segments.
(3)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.
(4)	Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

b/ Products and Services revenues

The following table sets forth revenues by product and service:

(In millions of euros)	Q1 2014	Q1 2013(1)
Products	2,060	2,020
Services	857	1,007
Other	46	36

Total Revenues	2,963	3,063

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

Seasonal nature of activity

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes – generally reflects the traditional seasonal pattern of service providers’ capital expenditures. This seasonality could differ depending on varying business trends in any given quarter.

c/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Total consolidated
Q1 2014
Revenues by customer location	168	436	53	195	294	1,375	191	251	2,963
Q1 2013 (1)
Revenues by customer location	166	439	67	164	279	1,434	301	213	3,063

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

p. 9

d/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first quarter of 2014, Verizon, AT&T and Sprint represented respectively 17%, 14% and 8% of our revenues (respectively 13%, 11% and 11% in Q1 2013).

NOTE 6.	Financial income (loss)

(In millions of euros)	Q1 2014	Q1 2013(1)
Interest expense related to gross financial debt	(96)	(117)
Interest income related to cash and marketable securities	18	19
Finance costs (net)	(78)	(98)
Reversal of impairment losses/ (impairment losses) on financial assets	12	(3)
Net exchange gain (loss)	1	(12)
Financial component of pension and post-retirement benefit costs	(8)	(23)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities	—	1
Other	(9)	(16)
Other financial income (loss)	(4)	(53)

Total financial income (loss)	(82)	(151)

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

NOTE 7.	Income tax

Analysis of income tax (expense) benefit

(In millions of euros)	Q1 2014	Q1 2013(1)
Current income tax (expense) benefit	(9)	(14)
Deferred taxes related to the purchase price allocation for the Lucent business combination	6	13
Deferred tax (charge) related to post-retirement benefit plans	—	(22)
Deferred taxes related to convertible debentures and Oceane	2	2
Other deferred income tax (expense) benefit, net (2)	56	73
Deferred income tax benefit (expense), net	64	66
Income tax benefit (expense)	55	52

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).
(2)	Q1 2014 impacts are mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S. in connection with the impairment tests of goodwill performed in the fourth quarter of 2013.

p. 10

NOTE 8.	Earnings per share

The tables below provide the elements used in arriving at the basic earnings (loss) per share and diluted earnings (loss) per share presented in the unaudited interim condensed consolidated income statements:

Number of shares	March 31, 2014	March 31, 2013(1)
Number of ordinary shares issued (share capital)	2,815,768,341	2,461,641,478
Treasury shares	(51,886,753)	(61,484,803)
Number of shares in circulation	2,763,881,588	2,400,156,675
Weighting effect of share issues (of which stock options exercised)	(5,207,954)	(2,558,794)
Weighting effect of treasury shares	(3,933)	(1,872)
Weighted average number of shares outstanding - basic	2,758,669,701	2,397,596,009
Dilutive effects:
— Equity plans (stock options, RSU)	—	—
—Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	—	—
—Alcatel-Lucent’s convertible bonds (Oceane) issued on July 3, 2013	—	—
—7.75% convertible securities	—	—
Weighted average number of shares outstanding - diluted	2,758,669,701	2,397,596,009

(1)	As a result of the capital increase of Alcatel-Lucent in 2013 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for Q1 2013 has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

(In millions of euros) Net income (loss)	Q1 2014	Q1 2013(1)
Net income (loss) attributable to the equity owners of the parent - basic	(73)	(353)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	—	—
Net income (loss) - diluted	(73)	(353)

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

Earnings (loss) per share, attributable to the owners of the parent (in euros)	Q1 2014	Q1 2013(1)
Basic	(0.03)	(0.15)
Diluted	(0.03)	(0.15)

(1)	As a result of the capital increase of Alcatel-Lucent in 2013 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for Q1 2013 has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

p. 11

NOTE 9.	Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for the first quarter 2014 were as follows:

On February 6, 2014, Alcatel-Lucent announced that it had received a binding offer from China Huaxin, an existing partner of Alcatel-Lucent’s Alcatel Shanghai Bell (ASB) joint venture in China for the Enterprise business. The closing of the deal is subject to consultations and approvals from respective regulatory and social partners, including U.S. Government approvals. The Enterprise business is presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented. Assets and liabilities related to this business as of March 31, 2014 are classified in “assets held for sale and assets included in disposal groups held for sale” and “liabilities related to disposal groups held for sale” in the statement of financial position.

(In millions of euros) Income statement of discontinued operations	Q1 2014	Q1 2013(1)
Revenues	141	163
Cost of sales	(78)	(81)
Gross profit	63	82
Administrative and selling expenses	(52)	(53)
Research and development costs	(15)	(29)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(4)	—
Restructuring costs	—	(2)
Gain/(loss) on disposal of consolidated entities	—	—
Post-retirement benefit plan amendments	—	—
Income (loss) from operations	(4)	(2)
Financial income (loss)	—	(1)
Income tax (expense) benefit (2)	19	(1)
Income (loss) from discontinued operations before capital gains (loss)	15	(4)
Net capital gain (loss) on disposal of discontinued operations	1	—
Capital gain on disposal of Genesys net of related costs and taxes	—	(1)
Income (loss) from discontinued operations	16	(5)

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations.
(2)	Including €20 million of deferred tax assets recognized in relation with the coming disposal of Enterprise in 2014.

As of March 31, 2014, assets and liabilities of disposal groups held for sale include only Enterprise assets and liabilities. Alcatel-Lucent Networks Services GmbH and LGS Innovations, which were presented in assets and liabilities of disposal groups held for sale as of December 31, 2013, have been disposed of on January 7, 2014 and on March 31, 2014, respectively.

Other assets held for sale are composed of real estate property and other asset sales that were in progress at March 31, 2014 and December 31, 2013.

p. 12

(In millions of euros) Statement of financial position	March 31, 2014	December 31, 2013
Goodwill	241	—
Intangible and tangible assets	97	21
Operating working capital	(48)	38
Cash	1	—
Pension reserves	(21)	(7)
Other assets and liabilities	(53)	(13)

Total assets & liabilities of disposal groups held for sale	217	39

Assets of disposal groups held for sale	463	133
Liabilities related to disposal groups held for sale	(246)	(94)
Real estate properties and other assets held for sale	9	9
Other liabilities held for sale	—	—
Assets held for sale and assets included in disposal group held for sale	472	142
Liabilities related to disposal groups held for sale	(246)	(94)

The cash flows of discontinued operations were as follows:

(In millions of euros)	Q1 2014	Q1 2013(1)
Net Income (loss) from discontinued operations	16	(5)
Net cash provided (used) by operating activities before changes in working capital	(3)	23
Other net increase (decrease) in net cash provided (used) by operating activities	20	8
Net cash provided (used) by operating activities (A)	17	31
Capital expenditures (B)	(15)	(17)
Free cash flow: (A) + (B)	2	14
Net cash provided (used) by investing activities excluding capital expenditures (C)	—	—
Net cash provided (used) by financing activities (D)	(2)	(13)

Total (A) + (B) + (C) + (D)	—	1

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations.

NOTE 10.	Operating working capital

(In millions of euros)	March 31, 2014	December 31, 2013
Inventories and work in progress, net	2,017	1,935
Trade receivables and other receivables, net (1)	2,192	2,482
Advances and progress payments	47	46
Customers’ deposits and advances	(677)	(681)
Trade payables and other payables	(3,253)	(3,518)
Operating working capital, net	326	264

(1)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 14.

p. 13

(In millions of euros)	December 31, 2013	Cash flow	Cash flow of discontinued activities(1)	Change in consolidated companies	Translation adjustments and other	March 31, 2014
Inventories and work in progress	2,330	168	(2)	(33)	(48)	2,415
Trade receivables and other receivables (2)	2,639	(200)	(24)	(70)	6	2,351
Advances and progress payments	46	1	—	(1)	1	47
Customers’ deposits and advances	(681)	(17)	(2)	24	(1)	(677)
Trade payables and other payables	(3,518)	140	12	117	(4)	(3,253)
Operating working capital, gross	816	92	(16)	37	(46)	883
Cumulated valuation allowances	(552)	—	—	11	(16)	(557)
Operating working capital, net	264	92	(16)	48	(62)	326

(1)	Mainly related to the Enterprise business that was reclassified to “Discontinued activities” as of December 31, 2013 (see note 9).
(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 14.

NOTE 11.	Provisions

a/ Balance at closing

(In millions of euros)	March 31, 2014	December 31, 2013
Provisions for product sales	383	402
Provisions for restructuring	359	433
Provisions for litigation	125	122
Other provisions	454	459

Total (1)	1,321	1,416

(1) of which: portion expected to be used within one year	990	966
portion expected to be used after one year	331	450

b/ Change during the first quarter 2014

(In millions of euros)	December 31, 2013	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	March 31, 2014
Provisions for product sales	402	71	(58)	(27)	—	(5)	383
Provisions for restructuring	433	39	(110)	(2)	—	(1)	359
Provisions for litigation	122	15	(3)	(8)	—	(1)	125
Other provisions	459	46	(30)	(13)	1	(9)	454

Total	1,416	172	(203)	(50)	1	(15)	1,321

Effect on the income statement:
— Income (loss) from operating activities before restructuring costs, litigations, capital gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(389)	(129)		39			(90)
— Restructuring costs	(538)	(39)		2			(37)
— Litigations	(2)	—		4			4
— Gain (loss) on disposal of consolidated entities	—	—		—			—
— Post-retirement benefit plan amendments	—	—		—			—
— Financial income (loss)	1	(1)		2			1
— Income taxes	13	—		1			1
— Income (loss) from discontinued operations	(21)	(3)		2			(1)

Total	(936)	(172)		50			(122)

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. For certain of these disputes, neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome can be estimated at present and therefore nothing was reserved for those disputes as of March 31, 2014.

p. 14

c/ Analysis of restructuring provisions

(In millions of euros)	March 31, 2014	December 31, 2013
Opening balance	433	456
Utilization during period (restructuring cash outlays)	(110)	(522)
Restructuring costs (social costs and other monetary costs)	37	538
Reversal of discounting impact (financial loss)	—	1
Effect of acquisition (disposal) of consolidated subsidiaries	—	—
Cumulative translation adjustments and other changes	(1)	(40)
Closing balance	359	433

d/ Restructuring costs

(In millions of euros)	Q1 2014	Q1 2013(1)
Social costs - Restructuring reserves	(22)	(108)
Other monetary costs - Restructuring reserves	(15)	(9)
Other monetary costs - Payables	(20)	(3)
Other monetary costs - Pension reserve	(10)	—
Valuation allowances or write-offs of assets and other	—	—

Total restructuring costs	(67)	(120)

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

NOTE 12.	Financial debt

(In millions of euros)	March 31, 2014	December 31, 2013
Marketable securities - short term, net	1,800	2,259
Cash and cash equivalents	3,523	4,096
Cash, cash equivalents and marketable securities	5,323	6,355
(Bonds and credit facilities - long-term portion)	(4,717)	(4,711)
(Other long-term debt)	(195)	(211)
(Current portion of long-term debt and short-term debt)	(556)	(1,240)
of which (Bonds and credit facilities – short-term portion)	(286)	(964)
of which (current portion of other long-term debt and short-term debt)	(270)	(276)
(Financial debt, gross)	(5,468)	(6,162)
Derivative interest rate instruments - other current and non-current assets	11	11
Derivative interest rate instruments - other current and non-current liabilities	(19)	(21)
Loan to joint venturer - financial asset (loan to co-venturer)	5	7
Cash (financial debt), net before FX derivatives and CSA impacts	(148)	190
Derivative FX instruments on financial debt – other current and non-current assets(1)	8	5
Derivative FX instruments on financial debt – other current and non-current liabilities(1)	(35)	(46)
Net amount paid/(received) in respect of credit support arrangements (CSA) for derivative instruments - other current assets/liabilities	18	—
Cash (financial debt), net – excluding discontinued activities	(157)	149
Cash (financial debt), net – assets held for sale	(3)	—
Cash (financial debt), net – including discontinued activities	(160)	149

(1)	FX derivatives are FX swaps (primarily U.S.$/€) related to intercompany loans.

p. 15

a/ Nominal value at maturity date of bonds and credit facilities

					Equity component	Nominal value at maturity date
(In millions of euros)				Carrying amount at March 31, 2014	and fair value adjustments	March 31, 2014	December 31, 2013
7.75% Convertible Trust Preferred Securities	U.S.$	931 M	March 2017(1)	—	—	—	675
6.375% Senior Notes(2)		€274 M	April 2014	274	—	274	274
8.50% Senior Notes(3)		€425 M	January 2016	418	7	425	425
4.625% Senior Notes(4)	U.S.$	650 M	July 2017	467	4	471	471
4.25% Oceane		€629 M	July 2018	522	107	629	629
4.50%(5) Senior Secured Facility	U.S.$	1,728 M	January 2019	1,148	105	1,253	1,256
8.875% Senior Notes(4)	U.S.$	500 M	January 2020	354	9	363	363
6.75% Senior Notes(4)	U.S.$	1,000 M	November 2020	716	9	725	725
6.50 % Senior Notes	U.S.$	300 M	January 2028	200	18	218	218
6.45 % Senior Notes	U.S.$	1,360 M	March 2029	904	82	986	986

Total bonds and credit facilities				5,003	341	5,344	6,022

(1)	This debt has been repaid by anticipation in January 2014, see below.
(2)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent USA Inc.
(3)	Guaranteed by Alcatel-Lucent USA Inc. and certain subsidiaries of Alcatel-Lucent.
(4)	Guaranteed by Alcatel-Lucent and certain of its subsidiaries.
(5)	Our credit facilities have floating interest rates but include floors with a strike (trigger) at 1%. Given the level of the U.S.$ Libor, the floor of the U.S.$1,733 million facility due January 2019 is currently “in the money”, that is, it has been triggered. Thus the rate of this credit facility is currently equal to the floor (1%) plus the credit spread, namely 4.50%.

Changes during the first quarter of 2014:

Senior Secured Credit Facility amendment

On December 20, 2013, Alcatel-Lucent USA Inc. amended its U.S.$1,750 million Senior Secured Credit Facility, which lowered the credit spread on the facility from 4.75% to 3.50% with effect from February 18, 2014. As a result, and after taking into account the Libor 1% floor, the applicable interest rate decreased from 5.75% to 4.50%. In accordance with IAS 39, this amendment to the terms of the Senior Secured Credit Facility has not led to recording an extinguishment of the original facility and the recognizing a new one, because the change in interest rate does not constitute a substantial modification of the terms of the original facility.

Repayment of 7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

On January 13, 2014, the outstanding principal amount of U.S.$931 million on the 7.75% Convertible Trust Preferred Securities due 2017 was repaid in full. At December 31, 2013, the carrying value of this debt was already equal to its nominal value (see Note 25 of our 2013 audited consolidated financial statements), because we had already anticipated as from December 12, 2013 that the debt would be redeemed in full.

p. 16

b/ Analysis by maturity date and type of rate

(In millions of euros)	March 31, 2014	December 31, 2013
Current portion of bonds and credit facilities	286	964
Current portion of other long-term debt and short-term debt	270	276
Financial debt due within one year	556	1,240
of which: - within 3 months	475	791
- between 3 and 6 months	46	406
- between 6 and 9 months	18	22
- over 9 months	17	21
2015	—	114
from April 1, 2015 to December 31, 2015	96	—
2016	528	515
2017	482	494
2018	535	515
2019 and thereafter	3,271	3,284
Financial debt due after one year	4,912	4,922

Total	5,468	6,162

Breakdown of the debt by type of rate

Financial debt at fixed rate after hedging is approximately 95% of the total gross debt as of March 31, 2014, compared to 95% at the end of 2013.

c/ Credit ratings

At April 24, 2014, the credit ratings of Alcatel-Lucent S.A. and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt		Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s:
Alcatel-Lucent S.A.	B3	B3/Caa1	(1)	Not Prime	Stable	December 4, 2012/ December 19, 2013	November 7, 2013
Alcatel-Lucent USA Inc.	n.a.	B1/B3	(2)	n.a	Stable	December 12, 2013	November 7, 2013
Standard & Poor’s:
Alcatel-Lucent S.A.	B-	CCC+		B	Positive	June 21, 2013 / November 7, 2013	November 7, 2013
Alcatel-Lucent USA Inc.	B-	CCC+/ B+	(3)	n.a	Positive	June 21, 2013 / November 7, 2013	November 7, 2013

(1)	The OCEANE 2018 and the 6.375% Senior Notes are rated Caa1 (as indicated further below); all other long-term debt issued by Alcatel Lucent is rated B3.
(2)	The U.S.$1,750 million Senior Secured Credit Facility is rated B1 and the 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.
(3)	Alcatel-Lucent USA Inc. senior unsecured notes are rated CCC+. The U.S.$1,750 million Senior Secured Credit Facility is rated B+.

d/ Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at March 31, 2014

Given its current short-term ratings and the lack of liquidity of the French commercial paper “billets de trésorerie” market, Alcatel-Lucent has decided not to participate in this market for the time being.

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

p. 17

e/ Management of covenants

Specific covenants relating to financial ratios on our financial instruments (Revolving Credit Facility and bonds) were unchanged compared to December 31, 2013.

At March 31, 2014, these covenants were met.

NOTE 13.	Fair value hierarchy

The amendment to IFRS 7 “Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments” concerns assets and liabilities measured at fair value. The amendment requires fair value measurements to be classified into three levels, which are the same as those defined in IFRS 13 “Fair Value Measurement”. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and Liabilities measured at Fair Value on a recurring basis

	March 31, 2014				December 31, 2013
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value through equity	—	160	8	168	—	158	7	165
Financial assets at fair value through profit or loss	—	1,731	—	1,731	—	2,192	—	2,192
Currency derivatives	—	16	—	16	—	18	—	18
Interest-rate derivatives – hedging	—	11	—	11	—	11	—	11
Interest-rate derivatives - other	—	—	—	—	—	—	—	—
Cash equivalents (1)	1,416	126	—	1,542	1,476	147	—	1,623

Total	1,416	2,044	8	3,468	1,476	2,526	7	4,009

Liabilities
Currency derivatives	—	(43)	—	(43)	—	(54)	—	(54)
Interest-rate derivatives – hedging	—	(19)	—	(19)	—	(21)	—	(21)
Interest-rate derivatives - other	—	—	—	—	—	—	—	—

Total	—	(62)	—	(62)	—	(75)	—	(75)

(1)	Actively traded money market funds are measured at their net asset value (“NAV”) and classified as Level 1. The Company’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and marketable securities that are included in Financial assets available for sale at fair value classified in Level 1 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis in the first three months of 2014 and 2013. The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

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NOTE 14.	Financial assets transferred

a/ Receivables sold without recourse

Balances

(In millions of euros)	March 31, 2014	December 31, 2013
Outstanding amounts of receivables sold without recourse (1)	1,104	1,343

(1)	Without recourse in case of payment default by the debtor. See accounting policies in Note 1s of the 2013 audited consolidated financial statements. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

Changes in receivables sold without recourse

(In millions of euros)	Q1 2014	Q1 2013
Impact on cash flows from operating activities	(239)	(149)

b/ Receivables transferred that are not derecognized in their entirety

Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position, as we are keeping substantially all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years) by the French State.

The proceeds and cost of such transfers are included in our financial debt (other financial debt), which represented an amount of €249 million as of March 31, 2014 (€248 million as of December 31, 2013).

NOTE 15.	Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent applies IAS 19 Revised which requires the immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

98% of Alcatel-Lucent’s total benefit obligations and 95% of Alcatel-Lucent’s plan asset fair values were re-measured as of March 31, 2014. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, The Netherlands and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of March 31, 2014 have been updated and were as follows:

Discount rate	March 31, 2014	December 31, 2013
U.S. - Pension	3.87%	4.18%
U.S. - Post-retirement health care and other	3.44%	3.72%
U.S. - Post-retirement life	4.13%	4.48%
Euro – Pension	3.00%	3.25%
U.K. - Pension	4.50%	4.50%

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Change in pension and post-retirement net asset (liability) recognized:

	March 31, 2014			December 31, 2013
(In millions of euros)	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	1,392	(2,096)	(704)	95	(2,636)	(2,541)
Operational charge	(31)	—	(31)	(66)	(2)	(68)
Financial income	13	(21)	(8)	(3)	(81)	(84)
Restructuring charge	(10)	—	(10)	(18)	(1)	(19)
Effect of divestitures	(11)	—	(11)	—	—	—
Pension and healthcare plan amendments (1)	—	—	—	78	55	133
Discontinued operations (Enterprise business)	—	—	—	—	—	—

Total recognized in profits (losses)	(39)	(21)	(60)	(9)	(29)	(38)

Actuarial gains and (losses) for the period on the benefit obligation	(660)	(74)	(734)	2,056	228	2,284
Actuarial gains and (losses) for the period on the plan assets	830	—	830	(639)	43	(596)
Asset ceiling limitation and IFRIC14 effect	(67)	—	(67)	(21)	—	(21)

Total recognized in Statement of comprehensive income (2)	103	(74)	29	1,396	271	1,667

Contributions and benefits paid	51	(2)	49	177	12	189
420 transfer	—	—	—	(196)	196	—
Change in consolidated companies	21	—	21	7	—	7
Other (reclassifications and exchange rate changes)	—	(1)	(1)	(78)	90	12
Net asset (liability) recognized at the end of the period	1,528	(2,194)	(666)	1,392	(2,096)	(704)
of which:
— Prepaid pension costs	3,335	—	3,335	3,150	—	3,150
— Pension, retirement indemnities and post-retirement benefits liability	(1,807)	(2,194)	(4,001)	(1,758)	(2,096)	(3,854)

(1)	Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.
(2)	The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued operations, which are excluded in the above schedule.

Funded status

(In millions of euros)	March 31, 2014	December 31, 2013
Benefit obligation	(25,865)	(25,398)
Fair value of plan assets	26,531	25,944
Funded (underfunded) status	666	546
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,332)	(1,250)
Net liability recognized at end of period	(666)	(704)

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NOTE 16.	Notes to consolidated statements of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	March 31, 2014	March 31, 2013(1)
Net income (loss) attributable to the equity owners of the parent	(73)	(353)
Non-controlling interests	5	(16)
Adjustments:
— Depreciation and amortization of tangible and intangible assets	134	150
of which impact of capitalized development costs	48	39
— Impairment of assets	—	—
— Post-retirement benefit plan amendment	—	(55)
— Changes in pension and other post-retirement benefit obligations, net	(10)	(1)
— Provisions, other impairment losses and fair value changes	(11)	36
— Repurchase of bonds and change of estimates related to convertible debentures	—	—
— Net (gain) loss on disposal of assets	(21)	(3)
— Share in net income (losses) of equity affiliates (net of dividends received)	(2)	(2)
— (Income) loss from discontinued operations	(16)	5
— Finance costs and interest on tax litigations	77	106
— Share-based payments	6	6
— Taxes	(55)	(52)

Sub-total of adjustments	102	190

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	34	(179)

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

b/ Free cash flow

(In millions of euros)	Notes	Q1 2014	Q1 2013(1)
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes		34	(179)
Change in operating working capital(2)	(10)	(92)	(100)
Other current assets and liabilities(3)		(111)	(37)
Net cash provided (used) by operating activities before interest and taxes		(169)	(316)
of which:
— restructuring cash outlays	(11c)	(110)	(99)
— contribution and benefits paid on pensions & other post-employment benefits	(15)	(49)	(43)
Interest received/(paid)		(89)	(101)
Taxes received/(paid)		(34)	(27)
Net cash provided (used) by operating activities		(292)	(444)
Capital expenditures		(106)	(100)
Disposal of Intellectual Property		—	—
Free cash flow - excluding Enterprise business		(398)	(544)
Free cash flow Enterprise business		2	11
Free cash flow - including Enterprise business		(396)	(533)

(1)	Q1 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).
(2)	Including amounts received from discounted receivables (refer to Note 28 of our 2013 audited consolidated financial statements).
(3)	Including amounts received from the sale of French R&D tax credits (“crédits d’impôt recherche”) disclosed in Note 28 of our 2013 audited consolidated financial statements.

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c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Q1 2014	Q1 2013
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	—	—
Cash and cash equivalents of newly consolidated entities	—	—

Total - net impact on cash flows of obtaining control	—	—

Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	76	—
Cash and cash equivalents of formerly consolidated entities	(29)	—

Total - net impact on cash flows of losing control	47	—

NOTE 17.	Commitments and contingencies

a/ Commitments

On February 28, 2014, in conjunction with the targeted cost savings of our “SHIFT” plan, we entered into a 7-year Service Implementation Agreement with Accenture regarding the business transformation of our Finance Function, including the outsourcing of our Accounting function. This agreement supplements two similar service agreements regarding Human Resources and Information technology. The three corporate functions concerned by these agreements are hereunder called “Towers”. The 7-year contract signed with Accenture is expected to generate cost reductions to Alcatel-Lucent over the contract period, and includes: data processing services (back office) in finance, accounting and human resources; as well as IT services, support and maintenance of IT applications in the countries in which Alcatel-Lucent operates.

As part of an initial two year transition and transformation phase, we are committed to restructuring the three towers, which is estimated to cost €49 million. Overall, Alcatel-Lucent is committed, under these agreements, to purchase approximately €757 million of Accenture goods and services until 2020.

b/ Contingencies

With regard to the May 3, 2012 claim by ICE filed before the Tribunal Contencioso Administrativo y Civil de Hacienda of Costa Rica for U.S.$18 million in pecuniary losses and an undetermined amount for moral damages, the Tribunal at a hearing on March 15, 2014 ruled in favor of Alcatel-Lucent, confirming that the claim had already been settled. Alcatel-Lucent had not booked a reserve for this claim.

The investigation with respect to Alcatel-Lucent Submarine Networks (“ASN”), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”) has resulted, in accordance with a ruling of February 6, 2014, in ASN being ordered to stand trial for allegedly benefitting from favoritism. We do not believe that it will have a material effect on the Group.

In connection with the Trustee of the pension fund in The Netherlands that has been claiming damages from Alcatel-Lucent in compensation for the wind-up costs allegedly to be incurred following the termination in 2011 of the administration agreement, a pleading session was held on March 7, 2014. The Court proposed to both parties to extend their informal settlement discussions for a further eight weeks at least, after which the Court would make a ruling if no settlement was reached.

There were no other significant events during the first three months of 2014 regarding the litigation matters disclosed in Note 36 of our 2013 audited consolidated financial statements appended to the Group’s 20-F filing, and no significant new litigation has been commenced since December 31, 2013.

NOTE 18.	Events after the statement of financial position date

There were no significant events between March 31, 2014, date of the statement of financial position and May 7, 2014, the date when the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issue, other than the repayment in full, on April 7, 2014, of the outstanding €274 million 6.375% Senior Notes.

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NOTE 19.	Quarterly information

Consolidated income statements

(In millions of euros – except per share information) 2013 (1)	Q1	Q2	Q3	Q4	Total
Revenues	3,063	3,440	3,500	3,753	13,756
Cost of sales	(2,198)	(2,368)	(2,384)	(2,497)	(9,447)
Gross profit	865	1,072	1,116	1,256	4,309
Administrative and selling expenses	(489)	(468)	(471)	(431)	(1,859)
Research and development costs	(578)	(581)	(553)	(553)	(2,265)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(202)	23	92	272	185
Restructuring costs	(120)	(188)	(113)	(97)	(518)
Litigations	(2)	(1)	1	—	(2)
Gain/(loss) on disposal of consolidated entities	2	—	—	—	2
Impairment of assets	—	(552)	—	4	(548)
Post-retirement benefit plan amendments	55	40	—	40	135
Income (loss) from operating activities	(267)	(678)	(20)	219	(746)
Finance costs	(98)	(109)	(90)	(95)	(392)
Other financial income (loss)	(53)	(72)	(128)	(65)	(318)
Share in net income (losses) of equity affiliates	2	1	2	2	7
Income (loss) before income tax and discontinued operations	(416)	(858)	(236)	61	(1,449)
Income tax (expense) benefit	52	(26)	62	85	173
Income (loss) from continuing operations	(364)	(884)	(174)	146	(1,276)
Income (loss) from discontinued operations	(5)	(3)	(20)	10	(18)
Net Income (Loss)	(369)	(887)	(194)	156	(1,294)
Attributable to:
— Equity owners of the parent	(353)	(885)	(200)	134	(1,304)
— Non-controlling interests	(16)	(2)	6	22	10
Net income (loss) attributable to the equity owners of the parent per share (in euros) (2)
— Basic earnings (loss) per share	(0.15)	(0.37)	(0.08)	0.05	(0.54)
— Diluted earnings (loss) per share	(0.15)	(0.37)	(0.08)	0.05	(0.54)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
— Basic earnings (loss) per share	(0.15)	(0.37)	(0.07)	0.05	(0.53)
— Diluted earnings (loss) per share	(0.15)	(0.37)	(0.07)	0.05	(0.53)
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings per share	(0.00)	(0.00)	(0.01)	0.00	(0.01)
— Diluted earnings per share	(0.00)	(0.00)	(0.01)	0.00	(0.01)

(1)	2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).
(2)	As a result of the capital increase of Alcatel-Lucent in 2013 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for Q1 2013 has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2014	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer